FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ/MF) number 47.508.411/0001-56

Commercial Registry (NIRE) number 35.300.089.901

MINUTES OF THE ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 27th, 2016

1.              DATE, TIME AND PLACE: On the twentieth-seven day of April, 2016, at 10 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located in the City and State of São Paulo, at Avenida Brigadeiro Luís Antônio, 3142.

2.              CALL: Call notice duly published in the Official Gazette of the State of São Paulo, in issues dated April 13, 14 and 15, 2016, on pages 33, 67 and 126, respectively, and in the newspaper O Estado de S. Paulo, in issues dated April 13, 14 and 15, 2016, on pages B13, B19 e B10, respectively.

3.              QUORUM: Shareholders representing two-thirds (2/3) of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus demonstrated compliance with the legal quorum for the Meeting. Also present are (i) Mrs. Leonilda Lima dos Santos, representative of Magalhães Andrade S/S Auditores Independentes; (ii) Mr. Nelson Carvalho, coordinator and member of the Audit Committee, and (iii) Messrs. Eduardo Tenório and Daniel Primo, representatives of Deloitte Touche Tohmatsu Auditores Independentes.

4.              MEETING BOARD: President of the Meeting: Marcos Baruki Samaha; and Secretary: Marcelo Acerbi de Almeida.

5.              AGENDA: At Annual Meeting: (a) Reading, discussion and voting of the financial statements related to the year ended on December 31st, 2015; (b) Approval of the Management Proposal for allocation of the earnings for the fiscal year ended on December 31st, 2015; (c) Approval of the Capital Budgeting; (d) Election of the members of the Board of Directors; and (e) Determination of the total annual compensation of Company’s management and Fiscal Council, in case the shareholders require its summoning; and, At Special Meeting: (f) Approval of the Management Proposal for the Investment Plan for 2016; (g) Ratify the appointment of Magalhães Andrade S/S Auditores Independentes, enrolled with Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and with CNPJ/MF under No. 62.657.242/0001-00, with head offices in the City and State of São Paulo, at Av. Brigadeiro Faria Lima, 1893, 6th floor, 61st and 62nd rooms, Jardim Paulistano (“Magalhães Andrade”), as the expert company responsible for the elaboration of the appraisal report of the assets of Sendas Distribuidora S.A. (“Sendas”) and the assets to be spun-off and merged into the Company at the base date of December 31st, 2015 (“Appraisal Report”); (h) Approval of the Appraisal Report; (i) Approval of the merger into the Company of part of the assets of Sendas, pursuant to the terms and conditions described in the "Protocol and Justification of the Partial Spin-Off of Sendas Distribuidora SA", between the managements of the Company and Sendas; (j) If the abovementioned matters are approved, authorize the Company's management to take all necessary actions to carry out the resolutions proposed and approved by the Company's shareholders; and (k) Approval of the proposal to amend and restate of the Company's By-laws.

6.              SUMMARY OF RESOLUTIONS: Initially, the Secretary has informed the attendants that protests, queries and dissenting requirements regarding the matters upon deliberation should be presented, in written, to the Table, pursuant to Article 130, § 1, item “a”, of Law No. 6,404/1976 (“Corporations Law”). Following, it was resolved by all of the attending shareholders that: (i) the reading of the Call Notice and of the Management’s Proposal for this Meeting is dismissed in view of its wide dissemination; and (ii) the minutes for this Meeting to be drafted in summary form, pursuant to Article 130, § 1, of the Corporations Law. Next, the Shareholders Meeting, upon the abstention of those legally impeded:

At Annual Meeting: Approved, by unanimous votes of the attending shareholders (represented by 94,019,178 common shares):

6.1.         The balance sheets and further financial statements, accompanied by the Managements’, Independent Auditors’ and Audit Committee’s Reports, concerning the fiscal year ended on December 31st, 2015; which were published in the Official Gazette of the State of São Paulo on the issue dated February 27th, 2016, on pages 5 to 25, and in the newspaper O Estado de S. Paulo, on the issue dated February 29th, on pages 1 to 12.

6.2.         The Management Proposal concerning the destination of the net earnings of the fiscal year ended on December 31st, 2015, especially as regards the approval of distribution of dividends in the amount of R$ 3,865,003.30 (three million eight hundred sixty-five thousand three Brazilian Reais and thirty cents), corresponding to: (i) R$ 0.013703 per common share; and (ii) R$ 0.015073 per preferred share. The total amount of dividends related to the fiscal year ended on December 31st, 2015, distributed by the Company, including the amount of R$ 115,371,548.34 (one hundred fifteen million three hundred seventy-one Thousand five hundred forty-eight Brazilian Reais and thirty-four cents) from dividends paid in advance, is of R$ 119,236,551.64 (one hundred nineteen million two hundred thirty-six thousand five hundred fifty-one Brazilian Reais and sixty-four cents). The proposed dividends shall be paid in the Brazilian Reais within sixty (60) days as of this date. The shareholders on April 28th, 2016, shall be entitled to receive such dividends. Shares acquired on April 28th, 2016, onwards shall not be entitled to the dividends hereby approved.

6.3.         The Company’s Capital Budgeting for the fiscal year of 2016, as per the Management Proposal, pursuant to Article 196 of the Corporations Law. Thus, it is hereby approved the partial retention of the net profit of the fiscal year of 2015, in the amount of R$ 119,236,551.63 (one hundred nineteen million two hundred thirty-six thousand five hundred fifty-one Brazilian Reais and sixty-three cents), for purposes of its application on the Investment Plan for 2016, whereas R$ 107,312,896.47 (one hundred and seven million three hundred and twelve thousand eight hundred ninety-six Brazilian Reais and forty-seven cents) shall be allocated in the Expansion Reserve, pursuant to Article 36, § 2, of the Bylaws, and R$ 11,923,655.16 (eleven million nine hundred twenty-three thousand six hundred and fifty-five Brazilian Reais and sixteen cents) as Capital Budgeting.

6.4.         The election to make up the Company’s Board of Directors, for a term of office of two (2) years as of this date, Messrs.: Jean-Charles Henri Naouri, French, married, business manager, bearer of the Passport of the Republic of France No. 06AZ68039, resident and domiciled at 1, Esplanade de France – 42000 Saint-Etienne, France, for the chair of Chairman of the Board of Directors, represented, for the purposes of Article 146, § 2, of the Corporations Law, by Luis Frederico Barbosa Battendieri, Brazilian, lawyer, divorced, bearer of the identity card RG No. 11.882.70 SSP/DF, enrolled with the Individual National Taxpayer Registry (“CPF/MF”) under No. 605.642.021-34, resident and domiciled in São Paulo, State of São Paulo, with commercial address in the same City, at Rua dos Pinheiros, 870, 12th floor, rooms 123/124, CEP 05422-001; (ii) Arnaud Daniel Charles Walter Joachim Strasser, French, married, business manager, bearer of the identity RNE no. V871.431-T, enrolled with CPF/MF under No. 234.109.258-64, resident and domiciled at 1, Esplanade de France – 42000 Saint-Etienne, for the chair of Vice-Chairman of the Board of Directors; (iii) Yves Desjacques, French, married, human resources officer, bearer of the Passport of the Republic of France No. 09AH700733, domiciled at 1, Esplanade de France, 42000 Saint Etienne, France, represented, for the purposes of Article 146, § 2, of the Corporations Law, by Luis Frederico Barbosa Battendieri, Brazilian, lawyer, divorced, bearer of the identity card RG No. 11.882.70 SSP/DF, enrolled with CPF/MF under No. 605.642.021-34, resident and domiciled in São Paulo, State of São Paulo, with commercial address in the same City, at Rua dos Pinheiros, 870, 12th floor, rooms 123/124, CEP 05422-001; (iv) Luiz Augusto de Castro Neves, Brazilian, married, diplomat in retirement, bearer of the identity card RG No. 02.107.138-6 DETRAN/RJ, enrolled with CPF/MF under No. 046.432.327-49, resident in the City and State of Rio de Janeiro, with commercial address in the same City, at Rua Candelária, 9, CEP 20091-020; (v) Eleazar de Carvalho Filho, Brazilian, married, economist, bearer of the identity card RG No. 11.620.489 SSP/SP, enrolled with CPF/MF under No. 382.478.107-78, resident and domiciled in the City and State of São Paulo, at Rua Artur Ramos, 399, Tower 3, apartment 301, CEP 01454-010; (vi) Luiz Aranha Corrêa Lago, Brazilian, married, economist, bearer of the identity card No. 2.259.223 IFP/RJ, enrolled with CPF/MF under No. 375.703.317-53, resident and domiciled in the City and State of Rio de Janeiro, at Botafogo Beach, 130, apartment 1501, CEP 22250-040; (vii) Maria Helena dos Santos Fernandes Santana, Brazilian, married, economist, bearer of the identity card RG No. 6.578.061-9 SSP/SP, enrolled with CPF/MF under No. 036.221.618-50, resident and domiciled in the City and State of São Paulo, with professional address in the same City, at Avenida Brigadeiro Luís Antonio, 3142, Jardim Paulista, CEP 01402-000; (viii) Carlos Mario Giraldo Moreno, Colombian, married, lawyer, bearer of the Passport of the Republic of Colombia No. PE085281, with commercial address at Carrera 48 nº 32 B Sur 139 Envigado, Colombia, represented, for the purposes of § 2 of Article 146 of the Corporations Law, by Olavo Lira Barbosa, Brazilian, married, entrepreneur, bearer of the identity card RG No. 17.429.380-X SSP/SP and enrolled with CPF/MF under No. 082.873.908-00, resident and domiciled in the City and State of São Paulo, at Rua Boa Vista, 254, 13th floor, Central Area, CEP 01014-907; (ix) Jose Gabriel Loaiza Herrera, Colombian, married, business manager, bearer of the Passport No. PE079042, with commercial address at Carrera 48 nº 32 B Sur 139 Envigado, Colombia, represented, for the purposes of § 2 of Article 146 of the Corporations Law, by Olavo Lira Barbosa, Brazilian, married, entrepreneur, bearer of the identity card RG No. 17.429.380-X SSP/SP and enrolled with CPF/MF under No. 082.873.908-00, resident and domiciled in the City and State of São Paulo, at Rua Boa Vista, 254, 13th floor, Central Area, CEP 01014-907; (x) Ronaldo Iabrudi dos Santos Pereira, Brazilian, married, psychologist, bearer of the identity card RG MG-238.631 SSP/MG, enrolled with CPF/MF under No. 223.184.456-72, resident and domiciled in the City and State of São Paulo, with professional address at Avenida Brigadeiro Luís Antonio, 3142, Jardim Paulista, CEP 01402-000; and (xi) Carlos Mario Diez Gómes, Colombian, divorced, business manager, bearer of the Passport of the Republic of Colombia No. PE079041, with commercial address at Carrera 48 # 32 b sur 139, Envigado, Antioquia, Colombia, represented, for the purposes of § 2 of Article 146 of the Corporations Law, by Olavo Lira Barbosa, Brazilian, married, entrepreneur, bearer of the identity card RG No. 17.429.380-X SSP/SP and enrolled with CPF/MF under No. 082.873.908-00, resident and domiciled in the City and State of São Paulo, at Rua Boa Vista, 254, 13th floor, Central Area, CEP 01014-907, all of them for the chairs of members of the Board of Directors. All members of Company’s Board of Directors were elected by means of Company’s controlling shareholder. The members of the Board herein elected represent, subject to the penalties of the law, not to have committed any of the crimes stated in the Brazilian laws that would prevent them from exercising any business activity, being fully aware of Article 147 of the Corporations Law. The members of the Board of Director herein elected shall take office upon execution of the Instrument of Title drafted in the relevant book.

6.5.         The annual global compensation of the Company’s management in the amount of up to R$ 76,790,473.00 (seventy-six million seven hundred ninety thousand four hundred seven-three Brazilian Reais), which shall be divided as follows: (i) R$ 5,370,987.00 (five million three hundred seventy thousand nine hundred eighty-seven Brazilian Reais) shall be destined to the Company’s Board of Directors and its special committees; and (ii) R$ 71,419,486.00 (seventy-one million four hundred nineteen thousand four hundred eighty-six Brazilian Reais) shall be destined to Board of Officers, provided such amounts comprise the amounts arising from the granting of options from the Company’s Stock Option Plans.

6.5.1.        Furthermore, the Company’s controlling shareholder, Wilkes Participações S.A., notwithstanding the absence from the agenda of the deliberation on the ratification of the amount of the global compensation defined for the fiscal years of 2015, 2014, 2013 and 2012, required as per such CVM’s new understanding mentioned above, has required that it was noted in the minutes its irrevocable and indefeasible commitment to manifest its favorable vote to such ratification, undertaking to, thus, attend and vote favorably regarding such matter as soon as it is put into deliberation. The Company’s management has informed that it will include such matter in the agenda for the next Shareholders’ Meeting that is to be held.

At Special Meeting: Approved, by unanimous votes of the attending shareholders (represented by 94,019,178 common shares):

6.6.         The Management Proposal regarding the Investment Plan for 2016, in the total amount of up to R$ 927,378,997.45 (nine hundred twenty-seven million three hundred seventy-eight thousand nine hundred ninety-nine seven Brazilian Reais and forty-five cents), for purposes of (i) opening stores, acquiring land and converting stores; (ii) renovation of stores; and (iii) infrastructure in IT, logistics and others.

6.7.         Ratified by unanimous votes (represented by 94,019,178 common shares), the appointment of Magalhães Andrade as the expert company responsible for the elaboration of the Appraisal Report.

6.8.         the Appraisal Report, which copy is attached as Annex 3.2 to the “Partial Spin-Off Protocol and Justification of Sendas Distribuidora S.A.”, entered into by Company’s and Sendas’ managements on March 28th, 2016, which is attached hereto as Annex I (“Protocol”), whereas such Appraisal Report was prepared by Magalhães Andrade, on the base date of December 31st, 2015, according to which the total book value of the assets spun-off from Sendas, to be merged into CBD, is equal to R$ 7,219,343.34 (seven million two hundred nineteen thousand three hundred forty-three Brazilian Reais and thirty-three cents).

6.9.         Pursuant to Article 229, § 3, of the Corporations Law, the merger, into the Company, of part of Sendas’ net assets, effective as of May 1st, 2016, pursuant to the terms and conditions set forth in the Protocol.

6.10.      In view of the resolutions above, declared, pursuant to Article 227, § 3, of the Corporations Law, the merger to be completed, without modification to the Company’s capital stock, since, due to the partial spin-off, part of the interest that the Company had in Sendas is cancelled and substituted for the assets and liabilities that make up the spun-off portion, pursuant to the terms and conditions set forth in the Protocol.

6.11.      Authorized and ratified by unanimous votes (represented by 94,019,178 common shares), all actions and the execution of, by Company’s management, of all the documents needed for the implementation and effectiveness of the partial spin-off and merger approved above by the Company’s shareholders.

6.12.      The modification of the caput of Article 4 of Company’s By-laws to reflect the increases in the capital stock occurred in February and March, 2016, subject to the limitation on the authorized capital, due to the exercise of stock purchase options by the beneficiaries of the Stock Option Plans, as approved by the Board of Directors in meetings held on February 24th, 2016 and March 22nd, 2016, respectively. In view of such resolution, the caput of Article 4 of Company’s By-laws is hereby amended and effective as follows:

“ARTICLE 4 The Company Capital is R$ 6,806,474,936.95 (six billion eight hundred six million four hundred seventy-four thousand nine hundred thirty-six Brazilian Reais and ninety-five cents), fully paid in and divided into two hundred 265,711,970 (two hundred sixty-five million seven hundred eleven thousand nine hundred and seventy) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one) are common shares and 166,032,119 (one hundred sixty-six million thirty-two thousand one hundred and nineteen) are preferred shares.”

6.13.      In view of the modification of Article 4 of Company’s By-laws approved hereby, the shareholders resolve to amend and restate the Company’s By-laws, which shall be in force pursuant to Annex II to these minutes (“Restated By-laws”).

7.              DOCUMENTS FILED: (a) Call Notice; (b) Financial Statements for the fiscal year ended on December 31st, 2015; and (c) Management Proposals.

8.              ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present.

9.              EXTRACT. This extract of the minutes is drawn up on the book of the Minutes of the Shareholders Meetings of the Company, pursuant to Article 130, §3, of the Corporations Law.

10.           SIGNATURES: Meeting Board: Marcos Baruki Samaha – Chairman; and Marcelo Acerbi de Almeida – Secretary. Attending Shareholders: Wilkes Participações S.A. represented by Philippe Oliveira Lins de Medeiros; ACCIDENT COMPENSATION CORPORATION, AQR UCITS FUNDS, BRITISH COAL STAFF SUPERANNUATION SCHEME, BRITISH COAL STAFF SUPERANNUATION SCHEME, BUREAU OF LABOR FUNDS-LABOR PENSION FUND, BUREAU OF LABOR FUNDS-LABOR PENSION FUND, BUREAU OF LABOR FUNDS-LABOR PENSION FUND, BUREAU OF LABOR FUNDS-LABOR PENSION FUND, BUREAU OF LABOR FUNDS-LABOR PENSION FUND, BUREAU OF LABOR FUNDS-LABOR PENSION FUND, CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND, FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND, FIDELITY INVESTMENTS MONEY MANAGEMENT INC., GENESIS EMERGING MARKETS FUND LIMITED, IBBOTSON INTERNATIONAL SHARES HIGH OPPORTUNITIES (UNHEDGED) TRUST, JNL/BLACKROCK GLOBAL ALLOCATION FUND, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, MINEWORKERS`PENSION SCHEME, MISSOURI EDUCATION PENSION TRUST, STATE OF NEW MEXICO STATE INVESTMENT COUNCIL, STATE OF NEW MEXICO STATE INVESTMENT COUNCIL, STATE SUPER FINANCIAL SERVICES INTERNATIONAL EQUITIES SECTOR TRUST, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, VIRTUS EMERGING MARKETS EQUITY INCOME FUND, all represented by J.P.Morgan S.A.; FIDELITY FUNDS - LATIN AMERICA FUND, AMUNDI FUNDS, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, all represented by Itaú Unibanco S.A.; THE GENESIS EMERGING MARKETS INVESTMENT COMPANY (SICAV), VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, NORGES BANK, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, COLLEGE RETIREMENT EQUITIES FUND, GMAM INVESTMENT FUNDS TRUST, GOLDMAN SACHS PROFIT SHARING MASTER TRUST, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, UAW RETIREE MEDICAL BENEFITS TRUST, UAW RETIREE MEDICAL BENEFITS TRUST, UAW RETIREE MEDICAL BENEFITS TRUST, WASHINGTON STATE INVESTMENT BOARD, XEROX CORPORATION RETIREMENT & SAVINGS PLAN, ALASKA PERMANENT FUND, CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, THE CALIFORNIA ENDOWMENT, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, INTERNATIONAL EQUITY FUND,GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND, NTGI - QM COMMON DAILY ALL COUNTRY

WORLD EX-US INVESTABLE MARKET INDEX FUND - LENDING, UTAH STATE RETIREMENT SYSTEMS, all represented by Citibank N.A.; COMGEST GROWTH PLC, all represented by Banco BNP Paribas Brasil S.A.; CARMIGNAC INVESTSSEMENT, CARMIGNAC PATRIMOINE, EDMOND DE ROTHSCHILD LATIN AMERICA, MAGELLAN BANCO SANTANDER S.A, all represented by Banco Santander S.A.

São Paulo, April 27th, 2016.

Marcelo Acerbi de Almeida

Secretary

ANNEX I TO THE MINUTES OF THE ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 27TH, 2016

Protocol of Partial Spin-Off of Sendas Distribuidora S.A.

PROTOCOL AND JUSTIFICATION FOR PARTIAL SPIN-OFF OF SENDAS DISTRIBUIDORA S.A.

By this private instrument:

(1)          SENDAS DISTRIBUIDORA S.A., a closed corporation, headquartered in São João de Meriti, State of Rio de Janeiro, at Rua João Antônio Sendas no. 286, parte, enrolled with the Brazilian Register of Corporate Taxpayers from Ministry of Treasury – CNPF/MF – under No. 06.057.223/ 0001-71 and at the Board of Trade of the State of Rio de Janeiro under NIRE 33.300.272.909, herein represented pursuant to its Bylaws ("Sendas"); and

(2)          COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, an open stock corporation, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, 3142, CEP 01402-901, enrolled with the CNPJ/ MF under No. 47.508.411/ 0001-56 and the Board of Trade of the State of São Paulo ("JUCESP") under NIRE 35.300.089.901, herein represented pursuant to its Bylaws ("CBD", and when referred to jointly with Sendas, "Parties" and individually as "Party").

DECIDE, pursuant to the provisions of Articles 224, 225, 227 and 229 of Law 6.404 of December 15, 1976, as amended ("Brazilian Corporate Law"), to enter into this Protocol and Justification of Partial Spin-Off ("Protocol"), to govern the terms and conditions of the partial spin-off of Sendas, followed by the merger of the spun-off portion, as shown below, by CBD ("Partial Spin-Off"), subject to the approvals mentioned in Clause 4.2. below.

1             Purpose

The Protocol aims to establish the foundations of the Partial Spin-Off proposal, with the subsequent assignment to the CBD of Sendas assets, as provided for in Article 229, Paragraph 3 of the Brazilian Corporation Law and the spun-off assets for the merger by the Receiver, effective as of May 01, 2016.

2             Justification and interest of the Parties in the implementation of the Partial Spin-Off

The management of Sendas and CBD understand that, if approved, the Partial Spin-Off will result in the transfer and subsequent merger into the CBD, of part of Sendas’ assets and liabilities, which shall optimize the conduction of the business currently conducted by Sendas, which shall be concentrated in CBD, and the business currently conducted by Barcelona, which shall be concentrated in Sendas, reducing costs in administrative areas and with the compliance with accessory obligations, generating the use of synergies.

3             Assessment of the Spun-Off Assets

3.1         Spun-Off Assets. As a result of the Partial Spin-Off, part of the shareholders' equity of Sendas, comprising the assets and liabilities described in the Report (as defined below), including, but not limited to those listed in Exhibit 3.1 to this Protocol ("Transferred Items") shall be vested and merged into CBD ("Spun-Off Assets").

3.2         Assessment. The Parties agree that, in accordance with the appraisal report of Exhibit 3.2 to this Protocol ("Report"), the book value of the Spun-Off Assets was assessed by MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, registered with the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and the CNPJ/MF under No. 62.657.242/0001-00, headquartered in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 1.893, 6o andar, conjuntos 61 and 62, Jardim Paulistano, CEP 01451-001 ("Appraiser"), on the reference date of December 31, 2015 based on the Balance Sheet prepared by Sendas management on the same date and for this specific purpose. According to the Report, the total book value of the Spun-Off Assets, intended for merger into the CBD is equivalent to R$ 7.219.343,34 (seven million, two hundred and nineteen thousand, three hundred and forty-three Reais and thirty-four cents) .

3.3         Equity Variations. The equity variations occurring in the Spun-Off Assets transferred to CBD between the assessment date and the date of merger of the Spun-Off Assets by CBD, if any, shall be absorbed by CBD and directly recorded in its financial statements.

3.4         Conflict. The Appraiser has declared it has no interest, direct or indirect, in the Parts or with regard to Partial Spin-Off itself, which could prevent or affect the preparation of the Report requested to it for purposes of the Partial Spin-Off.

4             Overview of the Partial Spin-Off

If the proposal for the Partial Spin-off is approved, the Partial Spin-Off shall be implemented according to the following bases:

4.1         Capital Stock

4.1.1        Current composition.

(i)            Sendas' capital stock, fully subscribed and paid-up, is currently R$ 1.935.172.983,00 (one billion, nine hundred thirty-five million, one hundred and seventy-two thousand, nine hundred and eighty-three Reais) divided into 1.177.287.046 (one billion, one hundred seventy-seven million, two hundred and eighty-seven thousand and forty-six) common shares, without par value, all held by CBD;

(ii)           On the same date and prior to the implementation of the Partial Spin-Off, Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), a subsidiary of Sendas, shall be merged into Sendas ("Merger"). As a result of the Merger, Sendas’ capital stock will be R$ 2.704.505.394,00 (two billion, seven hundred and four million, five hundred and five thousand three hundred and ninety-four Reais); and

(iii)          CBD’s capital stock, fully subscribed and paid-up, is R$ 6.806.129.356,79 (six billion, eight hundred and six million, one hundred and twenty-nine thousand, three hundred fifty-six Reais and seventy-nine cents), divided into 265.701.713 (two hundred sixty-five million, seven hundred and one thousand, seven hundred and thirteen) registered shares with no par value, from which (a) 99.679.851 (ninety-nine million six hundred seventy-nine thousand, eight hundred fifty-one) are common shares; and (b) 166.021.862 (one hundred sixty-six million, twenty-one thousand, eight hundred sixty-two) are preferred shares.

4.1.2.     Consequences of the Partial Spin-Off for the Parties. If the Partial Spin-Off is approved:

(i)            Sendas’ capital stock shall be reduced by R$ 7.219.343,00 (seven million, two hundred and nineteen thousand, three hundred and forty-three Reais) through the cancellation of 6.303.104 (six million, three hundred and three thousand, one hundred and four) registered common shares, without par value, held by CBD;

(ii)           Thus, Sendas’ capital shall increase from R$ 2.704.505.394,00 (two billion, seven hundred and four million, five hundred and five thousand three hundred and ninety-four Reais), divided into 1.848.980.048 (one billion, eight hundred and forty-eight million, nine hundred and eighty thousand and forty-eight) registered common shares, with no par value to R$ 2.697.286.050,00 (two billion, six hundred ninety-seven million, two hundred eighty-six and fifty thousand Reais), divided into 1.842.676.943 (one billion, eight hundred forty-two million, six hundred and seventy-six thousand, nine hundred and forty-three) registered common shares, without par value, all held by CBD. As a result, Sendas bylaws shall be amended to reflect the following new wording of caput of Article 4:

"Article 4. The capital stock of the Company, fully paid-up in national currency, credit and/or assets, is R$ 2.697.286.05,.00 (two billion, six hundred ninety-seven million, two hundred and eighty-six thousand and fifty Reais) divided into 1.842.676.943 (one billion, eight hundred forty-two million, six hundred and seventy-six thousand, nine hundred and forty-three) registered common shares, with no par value."

(iii)          CBD’s capital stock shall not be amended, since, as a result of the Partial Spin-Off, part of the interest that the CBD has in Sendas shall be canceled and replaced with assets and liabilities included in the Spun-Off Assets;

(iv)         There will be no amendment of CBD bylaws as a result of the Partial Spin-Off; and

(v)          The balances of assets and liabilities relating to agreements between Sendas and CBD, which are described in Exhibit 4.1.2(v) to this instrument, shall be settled by co-mingling of assets.

4.2         Conditions for the implementation of the Partial Spin-Off. The implementation of the Partial Spin-Off, with the version of the Spun-Off Assets for merger into CBD, the appointment of the Appraiser, the approval of the Report and other terms and conditions of this Protocol have been approved by Board of Directors of CBD, on March 3, 2016 and are subject to approval or ratification, as applicable, of CBD’s and Sendas’ shareholders.

4.3         Justification of Partial Spin-Off. CBD shall succeed Sendas only in the rights and obligations transferred to it as part of the Spun-Off Assets, without solidarity with Sendas, under Articles 229, paragraph 1 and 233, sole paragraph of the Brazilian Corporate Law. The Partial Spin-Off shall be effective as of May 01, 2016.

4.4         Refund value. Given that CBD is Sendas’ unique shareholder, the right of refunding does not apply.

4.5         Interest in the capital stock of the Parties. As described in item 4.1.2 above, part of the shares that CBD holds in Sendas’ capital shall be canceled as a result of the Partial Spin-Off.

5             GENERAL PROVISIONS

5.1         Severability. If any court holds any of the provisions in this Agreement invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions, which shall be fully complied with, and the Parties agree to exert their best efforts to validly adjust in order to ensure same effects of the invalid or unenforceable provision.

5.2         Entire Agreement, exhibits and amendments. This Protocol and its exhibits include all the understandings and covenants of the management of the Parties, as applicable, with respect to the matters covered herein. This Protocol and its exhibits may only be amended or added by instrument in writing signed by all the managers of the Parties.

5.3         Registration. Approved the Partial Spin-Off by the shareholder of Sendas’ and CBD’ shareholders, CBD management shall be responsible for promoting the filing and publication of all acts relating to the Partial Spin-Off, pursuant to Article 229, paragraph 4 of the Brazilian Corporate Law

5.4         Applicable Law. This Agreement shall be governed and construed by the laws of the Federative Republic of Brazil.

5.5         Recommendation. In light of the above elements, including all requirements of Articles 224 and 225 of the Brazilian Corporate Law, it is understood that the Partial Spin-off meets the interests of the Parties and their shareholders, reason why its implementation is recommended.

And, in witness whereof, the parties sign the present instrument in six (6) counterparts of same form and content, in the presence of the two (2) undersigned witnesses.

São Paulo, March 28, 2016

[Page of signatures of the Protocol and Justification of the Partial Spin-Off of Sendas Distribuidora S.A. dated as of March 28, 2016]

SENDAS DISTRIBUIDORA S.A.

_________________________________ Belmiro Figueiredo Gomes CEO	____________________________________ José Marcelo dos Santos CFO

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

_________________________________ Antonio Sergio Salvador dos Santos HR Vice-President Officer	____________________________________ Christophe José Hidalgo Financial Vice-President Officer

WITNESSES:

Name: ID: CPF:	Name: ID: CPF:

EXHIBIT 3.1 to the Spin-Off Protocol

Transferred Items

(a)        Intellectual Property

Ref. of the case	Official number	Brand	Product & service specification	Storage date	Registration date	Validity date	Status of the case
M267960	200026909		18 Backpacks and bags [included in this class].	01/27/1999	08/27/2002	08/27/2022	Registered.
M267961	200026917		25 Women’s, men's and children’s shoes and clothing [included in this class].	01/27/1999	08/27/2002	08/27/2022	Registered.
M267962	821368737

03

Abrasives, acetone to remove nail polish, bleach, fabric softeners, anil, lipstick, floor wax, dye for laundry, conditioners, eyebrow pencils, shaving cream, creams for embellishment and makeup, hair and skin cleaning and beauty creams, toothpaste, deo-cologne, deodorant, skin emulsion, nail polish, essence for perfumes, hair fixers, gel, makeup pencil, carpet, rug and glass cleaners, soda lixivium, hair lotions, facial masks, cleaning oil, fragrance oil, face powder, perfumes, rouge, laundry products, cloth bleaching products, bar, liquid and powder soap, detergents and soaps, scented salts, shampoos, soaps, talcum powder, hair dyes and stain remover for clothing.

				01/27/1999	09/13/2005	09/13/2025	Registered.
M267963	821368745		10 Baby bottles and nipples.	01/27/1999	09/13/2005	09/13/2025	Registered.
M267964	821368753		16 Baby diapers.	01/27/1999	08/27/2002	08/27/2022	Registered.
M267965	822546353		30 Easter eggs.	02/23/2000	07/18/2006	07/18/2016	Registered.
M267967	828747237		35 Advertising and sale of supermarket products.	09/28/2006			Halted
M267968	823468330	+ EM CONTA!

03

Abrasives, bleach, fabric softeners, anil, lipstick, floor wax, dye for laundry, conditioners, eyebrow pencils, shaving cream, creams for embellishment and makeup, hair and skin cleaning and beauty creams, toothpaste, deo-cologne, disinfectants, deodorant, skin emulsion, nail polish, essence for perfumes, hair fixers, gel, makeup pencil, carpet, rug and glass cleaners, soda lixivium, hair lotions, facial masks, cleaning oil, fragrance oil, face powder, perfumes, rouge, laundry products, cloth bleaching products, bar, liquid and powder soap, detergents and soaps, scented salts, shampoos, soaps, talcum powder, hair dyes and stain remover for clothing.

				12/12/2000			Denied. Appeal filed. Pending decision from the INPI.
M267969	823468348	+ EM CONTA!	21 Sink cleaner, brushes [included in this class], big brushes, scrubbers, dusters, dishcloth, wiping waste, polishing gloves, gloves, steel wool, floorcloths, water squeegees and brooms.	12/12/2000			Denied. Appeal filed. Pending decision from the INPI.
M267970	823468356	+ EM CONTA!

29

Processed almond, processed peanut, anchovy, tuna, poultry, olive oil, bacon, lard, French fries, dried banana, banana jam, potato dumpling, vegetable stock cubes, stock cubes, shrimp (dead), preserved, canned and salt-cured meat, caviar, pickled onion, sauerkraut, cheese curds, coconut candy, dried coconut, pickled mushroom, compote, peanut cream or butter, whipped cream, butter cream, croquettes, preserved candy, milk-based candy, preserved pea, beef stock cubes, liver, fish fillet, candied fruit, dried fruit, sliced fruit, jam, guava jam, animal fat, vegetable oil, yogurt, lobster (died), canned legumes, boiled legumes, dried legumes, milk, powder milk, soy milk, lentil, sausage, butter, cocoa butter, coconut butter, “maria mole” candy, “mariola” candy, clams (died), quince preserves, mussel (died), meat sauce, prepared nuts, cooking oil, eggs, powder eggs, peanut candy, liver pâté, fruit pieces, dried fish, salted fish, pickled cucumber, peanut candy, pickles, lollipop, fruit pulp, soup ingredients, ham, tomato mash, “quebra-queixo” candy, cheese in general, fruit salad, vegetable salad, salty (meat), salmon, sausage, sardine, soups in general, milk whey, tomato juice, meringue, date, insides, raisin (dried grape) and preserved truffles.

				12/12/2000			Denied. Appeal filed. Pending decision from the INPI.
M267971	823468372	+ EM CONTA!

31

Almond, peanut, rice, oatmeal, oat, olive, chestnut, cocoa, coconut, non-processed cereal, pea, fava bean, bean (grain), fresh fruit, citrus fruits, chickpea, fresh greenery, orange, fresh vegetables, fresh lentil, lemon, corn, nuts, bell pepper, edible root, wheat and fresh green vegetables [all included in this class].

				12/12/2000			Denied. Appeal filed. Pending decision from the INPI.
M267972	823227510	BABY MARREQUINHO

03

lipsticks, conditioners, eyebrow pencil, shaving cream, creams for embellishment and makeup, hair and skin cleaning and beauty creams, toothpaste, deo-cologne, deodorant, skin emulsion, nail polish, essence for perfumes, hair fixers, gel, makeup pencil, hair lotions, facial masks, cleaning oil, fragrance oil, face powder, perfumes, rouge, detergents and soaps, scented salts, shampoos, soaps, talcum powder, hair dyes.

				10/13/2000	12/05/2006	12/05/2016	Registered.
M267973	815331339	BEEF PLACE RESTAURANT	38-60 Catering services.	01/04/1990	05/04/1993	05/04/2023	Registered.
M267974	815331347	BEEF PLACE SENDAS	38-60 Catering services.	01/04/1990	05/04/1993	05/04/2023	Registered.
M267975	825316065	BIO NATIVE	29 Fruits, legumes and vegetables (organic, boiled, dry and frozen), candied fruit and fruit jam (light and organic), fruit pulp and egg.	02/18/2003			Halted.
M267976	825316073	BIO NATIVE	30 Non-processed cereal, in particular rice and wheat for bulgar.	02/18/2003			Halted.
M267977	825316081	BIO NATIVE	31 Bean, fruits, fresh and organic legumes and vegetables.	02/18/2003			Halted.
M267978	825316090	BIO NATIVE	32 Non-alcoholic beverage, specially organic and natural fruit juices.	02/18/2003			Halted.
M267979	823790843	BIOFORÇA

03

lipsticks, conditioners, eyebrow pencil, shaving cream, creams for embellishment and makeup, hair and skin cleaning and beauty creams, toothpaste, deo-cologne, deodorant, skin emulsion, nail polish, essence for perfumes, hair fixers, gel, makeup pencil, hair lotions, facial masks, cleaning oil, fragrance oil, face powder, perfumes, rouge, detergents and soaps, scented salts, shampoos, soaps, talcum powder, hair dyes.

				02/08/2001			Denied. Appeal filed. Pending decision from the INPI.
M267980	823489019	BIONATIVE	29 Dehydrated fruits, legumes and vegetables.	12/26/2000			Halted
M267981	823489027	BIONATIVE	30 Cereals specially granola, cookies, salt and honey.	12/26/2000			Halted
M267982	823489035	BIONATIVE	31 Non-processed cereals; fresh fruits, legumes and vegetables.	12/26/2000			Halted
M267983	824645359	BIONATIVE

29

Processed almond, processed nut, anchovy, tuna, poultry, olive oil, bacon, lard, French fries, dried banana, banana jam, potato dumpling, vegetable stock cubes, stock cubes, shrimp (dead), preserved, canned and salt-cured meat, caviar, pickled onion, sauerkraut, cheese curds, coconut candy, dried coconut, pickled mushroom, compote, peanut cream or butter, whipped cream, butter cream, croquettes, preserved candy, milk-based candy, preserved pea, beef stock cubes, liver, fish fillet, candied fruit, sliced fruit, jam, jelly, guava jam, animal fat, vegetable oil, yogurt, lobster (died), canned legumes, boiled legumes, dried legumes, milk, powder milk, soy milk, lentil, sausage, butter, cocoa butter, coconut butter, “maria mole” candy, “mariola” candy, clams (died), quince preserves, mussel (died), meat sauce, prepared nuts, cooking oil, eggs, powder eggs, peanut candy, liver pâté, fruit pieces, dried fish, salted fish, pickled cucumber, peanut candy, pickles, lollipop, fruit pulp, soup ingredients, ham, tomato mash, “quebra-queixo” candy, cheese in general, fruit salad, vegetable salad, salty (meat), salmon, sausage, sardine, soups in general, milk whey, tomato juice, meringue, date, lupine bean, tapas, raisin (dried grape) and preserved truffles and truffles.

				06/10/2002			Halted
M267984	828011150	BIONATIVE

30

pasta, cookies, crackers; cakes; noodle, powder and cake batter, bread, cheese bread, puff pastry, pastry (pastry shop), pastry shop , petit fours [ pastry shop ], pizzas, sandwiches, pies, flour-made food; yeast; flour included in this class for food use; yeast for pasta, sugar, natural sweetener, peanut candy, starch products for food use, starch for food use, flavor ingredients for food use, rice, vanilla [flavoring], tea-made beverages, chocolate-made beverages, bonbon, mil and cocoa beverages, cocoa products, caramel {candy}, curry [spices], coffee, tea, chocolate, spices included in this class, sweets, sweets for Christmas tree decoration, ingredients for shipping, cream {cooking}, ingredients for cold products, edible decoration for cakes, candies [sweets], spices, essence for food {except for ethereal oil and essential oil}, flavourizer included in this class (except for essential oil) fondants [sweets], edible cold products, ingredients to prepare edible cold products, ice (natural or artificial), honey for human consumption [except for medicinal use], fruit jam [sweet], glucose for food use, gluten for food use, chewing gums, except for medicinal use, non-medicinal infusions, cold yogurt, ketchup [sauce], mayonnaise, honey, molasses syrup, molasses for food use, mint for candy, crushed corn, popcorn, toasted corn, sauces [spices], tomato sauce, mustard, muesli, nutmeg, milk-based flour meals [oatmeal], drops [sweet], mixed pickles [spice], pepper, bell pepper [spice], propolis for human consumption, pudding, quiches, sago, salt, salt for food conservation, semolina for human consumption, vinegar, meat essence, semolina, soybean sauce, ice cream, ingredients for ice cream, ingredients to prepare ice cream, tabbouleh , tapioca, spice [seasoning], spice.

				12/19/2005			Halted
M267985	828011168	BIONATIVE

30

pasta, crackers; cakes; noodle, powder and cake batter, bread, cheese bread, puff pastry, pastry (pastry shop), pastry shop , petit fours [ pastry shop ], pizzas, sandwiches, pies, flour-made food; yeast; flour included in this class for food use; yeast for pasta, sugar, natural sweetener, peanut candy, starch products for food use, starch for food use, flavor ingredients for food use, rice, vanilla [flavoring], tea-made beverages, chocolate-made beverages, bonbon, mil and cocoa beverages, cocoa products, caramel {candy}, curry [spices], coffee, tea, chocolate, spices included in this class, sweets, sweets for Christmas tree decoration, ingredients for shipping, cream {cooking}, ingredients for cold products, edible decoration for cakes, candies [sweets], spices, essence for food {except for ethereal oil and essential oil}, flavourizer included in this class (except for essential oil) fondants [sweets], edible cold products, ingredients to prepare edible cold products, ice (natural or artificial), honey for human consumption [except for medicinal use], fruit jam [sweet], glucose for food use, gluten for food use, chewing gums, except for medicinal use, non-medicinal infusions, cold yogurt, ketchup [sauce], mayonnaise, molasses syrup, molasses for food use, mint for candy, crushed corn, popcorn, toasted corn, sauces [spices], tomato sauce, mustard, muesli, nutmeg, milk-based flour meals [oatmeal], drops [sweet], mixed pickles [spice], pepper, bell pepper [spice], propolis for human consumption, pudding, quiches, sago, salt, salt for food conservation, semolina for human consumption, vinegar, meat essence, semolina, soybean sauce, ice cream, ingredients for ice cream, ingredients to prepare ice cream, tabbouleh , tapioca, spice [seasoning], spice.

				12/19/2005			Halted
M267986	816354278	BON JARDIM	10-10 Seeds, seedlings, plants and natural flowers.	08/08/1991	03/02/1993	03/02/2023	Registered.
M267987	815134860	BON MARCHÉ	35 Food distribution services.	09/18/1989	08/13/1991	08/13/2021	Registered.
M267988	815333064	BON MARCHÉ	40-15 Auxiliary services for the sale of products, including import and export.	08/01/1990	03/01/1995	03/01/2025	Registered.
M267989	815414080	BON MARCHÉ

03-10, 20, 30

Laundry products, cleaning products and tools, except for products for personal and industrial use; perfumery and hygiene products, and vanity items in general; hygiene products, without therapeutic application, for animal use.

				02/22/1990	05/05/1992	05/05/2022	Registered.
M267990	815414099	BON MARCHÉ	04-10, 30 Lubricant oil, grease and fuel in general; non-electrical lightning items.	02/22/1990	05/05/1992	05/05/2022	Registered.
M267991	815414102	BON MARCHÉ	10-10 Seeds, seedlings, plants and natural flowers.	02/22/1990	06/16/1992	06/16/2022	Registered.
M267992	815414110	BON MARCHÉ	16-10, 20, 30 Paper and cardboard; books, albums, paper molds and prints in general; office supplies, learning and drawing material.	02/22/1990	04/07/1992	04/07/2022	Registered.
M267993	815414129	BON MARCHÉ	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	02/22/1990	04/07/1992	04/07/2022	Registered.
M267994	815414137	BON MARCHÉ	21-10, 20 Animal feed; animal products.	02/22/1990	06/16/1992	06/16/2022	Registered.
M267996	815414145	BON MARCHÉ	24-10, 30 Fabrics in general; bed, household linen; textile items for cleaning.	02/22/1990	04/07/1992	04/07/2022	Registered.
M267997	815414153	BON MARCHÉ	29-10, 20, 30 Beef, poultry and egg for food; fish and other seafood; fruits, vegetables, legumes and cereals.	02/22/1990	10/13/1992	10/13/2022	Registered.
M267998	815414161	BON MARCHÉ	29-40, 50 Edible fat and oil; seasoning, spices and food essences.	02/22/1990	10/13/1992	10/13/2022	Registered.
M267999	815414170	BON MARCHÉ	30-10, 20 Coffee; herbs for infusion.	02/22/1990	06/16/1992	06/16/2022	Registered.
M268000	815414188	BON MARCHÉ	31-10, 20, 30 Dairy products in general; butter; soy milk.	02/22/1990	10/13/1992	10/13/2022	Registered.
M268001	815414196	BON MARCHÉ	32-10, 20 Pasta in general; flour and yeast in general.	02/22/1990	06/16/1992	06/16/2022	Registered.
M268002	815414200	BON MARCHÉ	33-10, 20 Candies and ingredients for candy production in general; sugar and sweetener in general.	02/22/1990	06/16/1992	06/16/2022	Registered.
M268003	815414218	BON MARCHÉ	35-10, 20 Beverages, syrups and concentrated juice; substances to produce beverages in general.	02/22/1990	06/16/1992	06/16/2022	Registered.
M268004	815414226	BON MARCHÉ	38-60 Catering services.	02/22/1990	04/07/1992	04/07/2022	Registered.
M268005	815414234	BON MARCHÉ	40-15 Auxiliary services for the sale of products, including import and export.	02/22/1990	07/02/1996	07/02/2016	Registered.
M268006	815487290	BON MARCHÉ	33-10, 20 Clothes and clothing accessories for regular use; clothes and clothing accessories for sports; clothes and clothing accessories for professional use.	04/09/1990	07/14/1992	07/14/2022	Registered.
M268007	815487304	BON MARCHÉ	25-40, 50, 60 Clothes and clothing accessories for correction, protection and security; disposable clothes and clothing accessories in general; travel items.	04/09/1990	07/14/1992	07/14/2022	Registered.
M268008	816882690	BON MARCHÉ	25-10, 20, 30 Clothes and clothing accessories for regular use; clothes and clothing accessories for sports; clothes and clothing accessories for professional use.	09/09/1992	01/25/1994	01/25/2024	Registered.
M268009	816882703	BON MARCHÉ	25-40, 50, 60 Clothes and clothing accessories for correction, protection and security.	09/09/1992	01/25/1994	01/25/2024	Registered.
M268010	816882711	BON MARCHÉ	31-10, 20, 30 Dairy products in general; butter; soy milk.	09/09/1992	01/25/1994	01/25/2024	Registered.
M268012	827075464	CAFÉ GIRO THE TASTE OF BRAZIL	30 Coffee.	11/16/2004			Denied. Appeal filed. Pending decision from the INPI.
M268013	006721273	COMENDADOR	29-30 Fruits, vegetables, legumes and cereals.				Pending deposit
M268014	828122385	DROGARIA SENDAS	35 Sale of drugstore products.	02/01/2006	03/11/2008	03/11/2018	Registered.
M268015	827562837	ECONOMISTA DO LAR	Marketing campaign targeted at the agency of labor upon hiring of housewives.	06/20/2005			Denied. Appeal filed. Pending decision from the INPI.
M268016	829523707	ECONOMISTAS DO LAR SENDAS	35 Marketing campaign targeted at the agency of labor upon hiring of housewives.	12/27/2007			Halted
M268017	823288153	EMPORIUM NATAL	28 Christmas decoration included in this class.	09/25/2000	12/05/2006	12/05/2016	Registered.
M268018	821221841	ESPAÇO GOURMET	43 Catering services.	11/18/1998	05/21/2002	05/21/2022	Registered.
M268019	821367293	ESPAÇO GOURMET	43 Catering services.	01/25/1999	05/28/2002	05/28/2022	Registered.
M268020	821367307	ESPAÇO GOURMET	43 Catering services.	01/25/1999	08/27/2002	08/27/2022	Registered.
M268021	824640799	ESPAÇO GOURMET

Processed almond, processed nut, anchovy, tuna, poultry, olive oil, bacon, lard, French fries, dried banana, banana jam, potato dumpling, vegetable stock cubes, stock cubes, shrimp (dead), preserved, canned and salt-cured meat, caviar, pickled onion, sauerkraut, cheese curds, coconut candy, dried coconut, pickled mushroom, compote, peanut cream or butter, whipped cream, butter cream, croquettes, preserved candy, milk-based candy, preserved pea, beef stock cubes, liver, fish fillet, candied fruit, sliced fruit, jam, jelly, guava jam, animal fat, vegetable oil, yogurt, lobster (died), canned legumes, boiled legumes, dried legumes, milk, powder milk, soy milk, lentil, sausage, butter, cocoa butter, coconut butter, “maria mole” candy, “mariola” candy, clams (died), quince preserves, mussel (died), meat sauce, prepared nuts, cooking oil, eggs, powder eggs, peanut candy, liver pâté, fruit pieces, dried fish, salted fish, pickled cucumber, peanut candy, pickles, lollipop, fruit pulp, soup ingredients, ham, tomato mash, “quebra-queixo” candy, cheese in general, fruit salad, vegetable salad, salty (meat), salmon, sausage, sardine, soups in general, milk whey, tomato juice, meringue, date, lupine bean, tapas, raisin (dried grape) and preserved truffles and trouts.

				06/06/2002			Denied. Appeal against denial filed. Pending decision from the INPI.
M268022	824640802	ESPAÇO GOURMET

30

Saffron, liquid chocolate, sugar, natural sweetener, vermicelli, meat softener, rice, crushed oat, hard and chewable drops, cookies ( sandwich or not), crackers, cakes, bonbons, cocoa, coffee, cinnamon, caramel, catchup, tea, chocolate, cookies, cloves; seasoning, essences and spices included in this class, cold cream, spaghetti, cereal flour, bread flour, cereal starch, cereal flakes, chemical yeast for dough prepared using flour, starch, biological or natural yeast used to increase elasticity and porosity of the bakery products and some pastry products, ice, lasagna, pasta, mayonnaise, cake batter, flaky, raw, simple and stuffed pastry, pastel and pizza batter; honey, candies and desserts included in this class, mixtures for cake, spice for rice, poultry, beef, legumes, fish and vegetables, mustard, garlic sauce for sandwiches, cocktail sauce, sushi sauce, tomato sauce, Easter eggs, pickles ( seasoning), Christmas cake, pancake, sweet and salty bread, pastel, chili, pepper, caramel popcorn and popcorn, pizza ( disk and stuffed ), ingredient for cake, pizza and pudding, pudding, quiches, ravioli, rondeli, sago, salt, snacks, sandwiches, ice cream, semolina, coffee products, vermicelli, tapioca, spices for beef, barbecue and roasted beef, toast, sweet and salty pies, vinegar and waffles.

				06/06/2002			Halted
M268023	750151897	FARINHA NEGUINHO

30

Vermicelli, crushed oat, cookies, crackers, cake, flour, chemical and biological, powder yeast and yeast in tablets, cereal flakes, fresh, cooked and pre-cooked pasta, bread, Christmas cake, powder for cake and pizzas, pizzas, ravioli, rondeli, doughnut, snacks (except croquette), sandwiches, semolina, thin pasta, toast, salty pie, pies and waffers.

				08/05/1975	12/07/1982	12/07/2022	Registered
M268024	822485451	FARMASENDAS	35 Drugstore.	02/25/2000	01/03/2006	01/03/2026	Registered.
M268025	825763533	FEIRA VIVA SENDAS	31 Fresh and packed fruits, vegetables and legumes.	08/18/2003	06/19/2007	06/19/2017	Registered.
M268026	825941547	FRUTA E CIA	32 Processed fruit juice and fresh, refrigerated legumes.	09/30/2003			Denied. Appeal filed. Pending decision from the INPI.
M268027	825941555	FRUTA E CIA	35 Sale of fruits, legumes ready for consumption, sliced and washed; processed fruit juice and fresh, refrigerated legumes.	09/30/2003			Denied. Appeal filed. Pending decision from the INPI.
M268031	819415537	GREEN PARK	40-10 Management, lease and auxiliary services for sale of properties	08/09/1996	07/06/1999	07/06/2019	Registered.
M268034	813682878	LANCHINHO SENDAS	31-10, 20, 30 Dairy products in general; butter; soy milk.	07/27/1987	01/17/1989	01/17/2019	Registered.
M268035	813682886	LANCHINHO SENDAS	32-10, 20 Pasta in general; flour and yeast in general.	07/27/1987	01/24/1989	01/24/2019	Registered.
M268036	813682894	LANCHINHO SENDAS	33-10, 20 Candies and ingredients for candy production in general; sugar and sweetener in general.	07/27/1987	01/24/1989	01/24/2019	Registered.
M268037	813682908	LANCHINHO SENDAS	35-10, 20 Beverages, syrups and concentrated juice; substances to produce beverages in general.	07/27/1987	01/24/1989	01/24/2019	Registered.
M268042	825830508	MAGIC COLORS	24 Household line: sheets, quilts, bedcovers, pillowcases, washcloth and bath towels, tablecloths, dishcloths, napkins and blankets; couch and mattress covers.	08/18/2003	04/14/2009	04/14/2019	Registered.
M268043	823940810	MAIS EM CONTA !	35 Supermarket services.	05/24/2001			Denied. Appeal filed. Pending decision from the INPI.
M268044	824046048	MAIS EM CONTA TODO DIA	35 Supermarket services.	06/26/2001			Denied. Appeal filed. Pending decision from the INPI.
M268045	823940829	MAIS EM CONTA!	35 Supermarket services.	05/24/2001			Denied. Appeal filed. Pending decision from the INPI.
M268046	823940837	MAIS EM CONTA!	35 Supermarket services.	05/24/2001			Denied. Appeal filed. Pending decision from the INPI.
M268047	819162345	MARÍANNE METZGER	33 Wines.	03/28/1996	08/02/2005	08/02/2025	Registered.
M268048	815065280	NEGUINHO	29-10, 40, 50 Meat, poultry and eggs for food; edible fat and oil; seasoning, spices and food essences.	08/28/1989	11/17/1992	11/17/2022	Registered.
M268049	815259441	NEGUINHO	30-10 Coffee.	12/04/1989	04/21/1992	04/21/2022	Registered.
M268050	200047574	NORMANDIE	06 Metallic hangers, portable metal staircases, metallic recipients for cooking or domestic use.	09/17/1999	07/20/2004	07/20/2024	Registered.
M268051	822027844	NORMANDIE

21

Non-electric bottle openers, dinnerware, tea and coffee set, sugar bowls, bowls, trays, teapots, saucepans, non-electric kettles, domestic sieves, except paper-made, scoops, glasses, drink mixers, skimmers, trays, frying pans, spice holders, butter dishes, toothpick holders, steamers or not, cup holders, napkin holder, non-metallic recipients for kitchen or domestic use, salt dishes, trays to cut food and cold cuts, ironing boards, wineglass, tureen, trays, clothes line and flower vases;

				09/17/1999	07/20/2004	07/20/2024	Registered.
M268052	823724859	PET SENDAS	31 Pet food and other animal feed.	04/06/2001	03/20/2007	03/20/2017	Registered.
M268053	828122326	POSTO SENDAS	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	02/01/2006	03/11/2008	03/11/2018	Registered.
M268054	828122350	POSTO SENDAS	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	02/01/2006	03/11/2008	03/11/2018	Registered.
M268056	818743077	SEND´ CLUB	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	08/22/1995	09/14/1999	09/14/2019	Registered.
M268057	818125012	SEND'S CLUB	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	11/01/1994			Sub-judice
M268058	818125020	SEND´S CLUB	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	11/01/1994	12/29/1998	12/29/2018	Registered.
M268059	818125039	SEND'S CLUB	25-10, 20, 30 Clothes and clothing accessories for regular use; clothes and clothing accessories for sports; clothes and clothing accessories for professional use.	11/01/1994			Sub-judice.
M268060	818125047	SEND'S CLUB	29-10, 20, 30 Beef, poultry and egg for food; fish and other seafood; fruits, vegetables, legumes and cereals.	11/01/1994			Sub-judice.
M268061	818125055	SEND'S CLUB	29-40, 50 Edible fat and oil; seasoning, spices and food essences.	11/01/1994			Sub-judice.
M268063	818125063	SEND'S CLUB	30-10, 20 Coffee; herbs for infusion.	11/01/1994			Sub-judice.
M268064	818125071	SEND'S CLUB	31-10, 20, 30 Dairy products in general; butter; soy milk.	11/01/1994			Sub-judice.
M268065	818125080	SEND'S CLUB	32-10, 20 Pasta in general; flour and yeast in general.	11/01/1994			Sub-judice.
M268066	818125098	SEND'S CLUB	33-10, 20 Candies and ingredients for candy production in general; sugar and sweetener in general.	11/01/1994			Sub-judice.
M268067	818125110	SEND'S CLUB	38-60 Catering services.	11/01/1994			Sub-judice.
M268068	818125128	SEND'S CLUB	40-15 Auxiliary services for the sale of products, including import and export.	11/01/1994			Sub-judice.
M268069	818126400	SEND'S CLUB

03-10, 20, 30

Laundry products, cleaning products and tools, except for products for personal and industrial use; perfumery and hygiene products, and vanity items in general; hygiene products, without therapeutic application, for animal use.

				11/04/1994			Sub-judice.
M268070	818126418	SEND'S CLUB	29-10, 20, 30 Beef, poultry and egg for food; fish and other seafood; fruits, vegetables, legumes and cereals.	11/04/1994			Sub-judice.
M268071	818126426	SEND'S CLUB	29-40, 50 Edible fat and oil; seasoning, spices and food essences.	11/04/1994			Sub-judice.
M268072	818126434	SEND'S CLUB	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	11/04/1994			Sub-judice.
M268073	818126442	SEND'S CLUB	25-10, 20, 30 Clothes and clothing accessories for regular use; clothes and clothing accessories for sports; clothes and clothing accessories.	11/04/1994			Sub-judice.
M268074	818126450	SEND'S CLUB	30-10, 20 Coffee; herbs for infusion.	11/04/1994			Sub-judice.
M268075	818126469	SEND'S SEND'S CLUB	31-10, 20, 30 Dairy products in general; butter; soy milk.	11/04/1994			Sub-judice;
M268076	818126477	SEND'S CLUB	32-10, 20 Pasta in general; flour and yeast in general.	11/04/1994			Sub-judice
M268077	818126485	SEND'S CLUB	33-10, 20 Candies and ingredients for candy production in general; sugar and sweetener in general.	11/04/1994			Sub-judice
M268078	818126493	SEND'S CLUB	35-10, 20 Beverages, syrups and concentrated juice; substances to produce beverages in general.	11/04/1994			Sub-judice
M268079	818126507	SEND'S CLUB	38-60 Catering services.	11/04/1994			Sub-judice.
M268080	818126515	SEND'S CLUB	40-15 Auxiliary services for the sale of products, including import and export.	11/04/1994			Sub-judice.
M268081	818743069	SEND'S CLUB	30-10, 20 Coffee; herbs for infusion.	08/22/1995			Sub-judice.
M268082	818743042	SENDA'S CLUB	30-10, 20 Coffee; herbs for infusion.	08/22/1995			Halted
M268083	003914305	SENDAS	30-10 Coffee.	09/23/1960	03/19/1969	03/19/2019	Registered.
M268084	006332226	SENDAS	35-10, 20 Beverages, syrups and concentrated juice; substances to produce beverages in general.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268085	006332234	SENDAS	Auxiliary services for the sale of products, including import and export.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268086	006332242	SENDAS	01-90 Substances and chemicals for the industry and science.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268087	006332250	SENDAS	02-10, 20 Paint materials; anti-oxidant and anti-deterioration.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268088	006332269	SENDAS

03-10, 20, 30

Laundry products, cleaning products and tools, except for products for personal and industrial use; perfumery and hygiene products, and vanity items in general; hygiene products, without therapeutic application, for animal use.

				03/26/1969	06/10/1976	06/10/2016	Registered.
M268089	006332277	SENDAS	04-10, 20, 30 Lubricant oil, grease and fuel in general; atomic fuel; non-electrical lightning items.	03/26/1969	06/10/1976	06/10/2016	Registered
M268090	006332285	SENDAS	05-70 Drugs for veterinary use.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268091	006332293	SENDAS	07-60 Machinery and car parts, components and accessories, implements, devices and transportation means.	03/26/1969	06/10/1976	06/10/2016	Registered
M268092	006332307	SENDAS	08-10, 20, 30 Portable tools and instruments activated by muscular strength; tooling in general; sandpapers, grindstones and abrasives in general.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268093	006332315	SENDAS	09-45, 50 Reproduction, photographic, cinematographic, optical and teaching devices and instruments; electrical equipment for personal use and electronic appliances.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268094	006332323	SENDAS	16-30 Office suppliers, teaching and drawing material.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268095	006332331	SENDAS	17-10, 20 Rubber, plastic matter and related alloys; matters and products for heating, insulation and closing	03/26/1969	06/10/1976	06/10/2016	Registered.
M268096	006332358	SENDAS	19-10, 20, 30 Construction and paving materials in general; buildings, structures and pre-fabricated or pre-molded modules; sinks, sanitary equipment and similar items.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268096	006332358	SENDAS	19-10, 20, 30 Construction and paving materials in general; buildings, structures and pre-fabricated or pre-molded modules; sinks, sanitary equipment and similar items.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268097	006332366	SENDAS	20-10, 15, 20 Furniture and furniture items in general; mattress, pillows and cushions in general; knife case and cutlery in general.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268098	006332382	SENDAS	24-10, 20, 30 Fabrics in general; bed, household linen; textile items for cleaning.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268099	006332390	SENDAS	25-10, 20, 30 Clothes and clothing accessories for regular use; clothes and clothing accessories for sports; clothes and clothing accessories for professional use.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268100	006332404	SENDAS	26-1 Notions articles and items.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268101	006332412	SENDAS	27-10, 20 Curtains and rugs in general; interior coating materials.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268102	006332420	SENDAS	34-10, 20 Raw or manufactured tobacco; smoking items.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268103	006520200	SENDAS	29-10, 20, 30 Beef, poultry and egg for food; fish and other seafood; fruits, vegetables, legumes and cereals.	07/07/1965	03/10/1977	03/10/2017	Registered.
M268104	006520219	SENDAS	31-10, 20, 30 Dairy products in general; butter; soy milk.	07/07/1965	03/10/1977	03/10/2017	Registered.
M268105	006520227	SENDAS	32-10, 20 Pasta in general; flour and yeast in general.	07/07/1965	03/10/1977	03/10/2017	Registered.
M268106	006520235	SENDAS	33-10, 20 Candies and ingredients for candy production in general; sugar and sweetener in general.	07/07/1965	03/10/1977	03/10/2017	Registered.
M268106	006520235	SENDAS	33-10, 20 Candies and ingredients for candy production in general; sugar and sweetener in general.	07/07/1965	03/10/1977	03/10/2017	Registered
M268107	007566050	SENDAS	03-40 Natural and artificial hair and artificial nail.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268108	007566069	SENDAS	08-40, 50 Cutlery products, except for surgical and domestic use; cold weapon.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268109	007566077	SENDAS	19-40, 50, 60 Items used in hydraulic installations; hoses in general; raw or partially processed timber.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268110	007566085	SENDAS	20-25, 25, 40 Household items and articles; recipients, sacks and packaging in general; glasses, crystals and mirrors in general.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268111	007566093	SENDAS	20-45, 50 Paint brushes and rolls; spikes and sticks.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268112	007566115	SENDAS	25-40, 50 Clothes and clothing accessories for correction, protection and security; disposable clothes and clothing accessories in general; travel items.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268113	07/07/1965	SENDAS	29-4, 50 Edible fat and oil; seasoning, spices and food essences.	07/07/1965	03/10/1977	03/10/2017	Registered.
M268114	821663186	SENDAS

31

Additive for feed (except for medicinal use); alfalfa; algarovilla; algae for animal consumption; canary grass; dog biscuit; lime for animal forage; sugarcane; corn grits; coconut peelings; bran; rice flour for forage; peanut flour for animals; fish flour for animal consumption; linseed flour (forage); hay; palm leaves for animal creation; grain for animal feed; bran mass for animal consumption; straw (forage); edible root; distillery residues for animal use; salt for cattle; sunflower seed; semolina for bird creation; rapeseed meal for cattle; corn meal for cattle.

				05/24/1999	07/19/2005	07/19/2025	Registered.
M268115	828066116	SENDAS	35 Discount or benefit program management through the use of the loyalty or relationship card.	06/01/2006	03/11/2008	03/11/2018	Registered.
M268116	828122296	SENDAS	41 Organization and production of activities and/or sports competitions included in this class, focused on leisure, entertainment and revelation of future or new athletes.	02/01/2006	03/11/2008	03/11/2018	Registered.
M268117	828271801	SENDAS	16 Periodic publications, magazines, newspapers and periodic publications of circulation restricted to the customers of the supermarkets of the holder.	03/21/2006	03/25/2008	03/25/2018	Registered.
M268118	828747199	SENDAS	35 Advertising and sale of supermarket products.	09/28/2006	09/14/2010	09/14/2020	Registered.
M268119	828747210	SENDAS	35 Advertising and sale of supermarket products.	09/28/2006	09/14/2010	09/14/2020	Registered.
M268120	900134151	SENDAS

36

Capital investment [finance]; credit analysis and management; financial sponsorship; credit card (services of -); debit card (services of -); loans [finance]; financing (services of -); fiduciary (services-).

				12/22/2006	10/13/2009	10/13/2019	Registered.
M268121	819316857	SENDAS CAFÉ	30-10 Coffee.	06/10/1996	12/29/1998	12/29/2018	Registered.
M268122	821580906	SENDAS CLÁSSICO	30 Coffee.	04/28/1999	07/27/2004	07/27/2024	Registered.
M268123	818743026	SENDAS CLUB	30-10, 20 Coffee; herbs for infusion.	08/22/1995			Halted
M268124	829210032	SENDAS ESPORTE CLUBE		07/05/2007	12/22/2009	12/22/2019	Registered.
M268125	829210040	SENDAS ESPORTE CLUBE	21 Bottle [empty] used by athletes to store water or another liquid.	07/05/2007	12/22/2009	12/22/2019	Registered.
M268126	829210059	SENDAS ESPORTE CLUBE

25

Gym clothes, T-shirts, shorts, Bermuda shorts, pants, coats, jackets, knitted fabric, bikini, swim trunks, swimsuits, socks, boxer, panties, sweatshirts, caps, hats, sarong, dresses, jumpers, overall, camisole, shirts, pantyhose, sock kit, boxer kit, panty kit, skirts, leggings, pajamas, nightgown, baby doll, costumes, suits, bra, beach robe.

				07/05/2007	12/22/2009	12/22/2019	Registered.
M268127	829210067	SENDAS ESPORTE CLUBE	28 Gloves for sports.	07/05/2007	12/22/2009	12/22/2019	Registered.
M268128	829280006	SENDAS ESPORTE CLUBE

35

Auxiliary services for sale of products, including import and export; supermarket services [retail sale of products]; sale of products prepared by organizations that show social and environmental responsibility and local cultural promotion [retail sale in supermarkets of products]; customer service [commerce]; advertising and marketing services, lease of advertising spaces; preparation of strategies and sales promotion; international trade; sale of clothing items; organization of shows, events and fairs with commercial or advertising purposes.

				07/05/2007	12/22/2009	12/22/2019	Registered.
M268129	819132381	SENDAS EXPRESS	40-15 Auxiliary services for the sale of products, including import and export.	02/29/1996	18/08/1998	08/18/2018	Registered.
M268130	821580914	SENDAS EXTRA FORTE	30-10 Coffee.	04/28/1999	04/23/2009	04/23/2019	Registered.
M268131	818747501	SENDAS GOLD	33-1 Candies and ingredients for candy production in general.	08/28/1995	04/22/1998	04/22/2018	Registered.
M268132	819146331	SENDAS MIX	40-15 Auxiliary services for the sale of products, including import and export.	03/14/1996	08/18/1998	08/18/2018	Registered.
M268133	819214191	SENDAS MUSIC	09-40 Records and tapes in general.	04/29/1996	12/22/1998	12/22/2018	Registered.
M268134	820726222	SENDAS NUTS	29 Prepared peanut, prepared oat, prepared nuts and prepared chestnuts.	05/07/1998	12/26/2000	12/26/2020	Registered.
M268135	821046454	SENDAS S@C ATENDIMENTO AO CLIENTE SAC @ SENDAS.COM.BR

35

Supermarket and customer services to enhance consumer relationships, enabling a direct channel between the parties to make suggestions and complaints and, at the same time, to offer information on the company.

				09/09/1998	02/26/2002	02/26/2022	Registered.
M268136	819316881	SENDAS SUGAR CORN FLAKES	30 Cereal flakes.	06/10/1996	04/03/2001	04/03/2021	Registered.
M268137	821580930	SENDAS TRADICIONAL	30 Coffee.	04/28/1999	12/03/2002	12/03/2022	Registered.
M268138	200062000	SENDAS ULTRA SHAKE	29 Fruit-based meal, used in diets to control weight [candies].	04/30/1999	06/28/2005	06/28/2025	Registered.
M268139	821583409	SENDAS ULTRA SHAKE	30 Cocoa- and chocolate-made food used in diets to control weight.	04/30/1999	06/28/2005	06/28/2025	Registered.
M268140	819989380	SENSTAR	09-50 Electric devices for personal use and electronic appliances.	07/24/1997	07/20/1999	07/20/2019	Registered.
M268141	819989398	SENSTAR	20-20, 25 Cutlery and flatware in general; household items and equipment.	07/24/1997	07/20/1999	07/20/2019	Registered.
M268142	824047109	SUPER COMPRA SENDAS	35 Supermarket services.	06/28/2001	12/15/2015	12/15/2025	Registered.
M268143	820881082	SUPER S	35 Supermarket product import, export, representation and distribution services.	06/29/1998	01/16/2001	01/16/2021	Registered.
M268144	821120972	SUPEREX	35 Supermarket.	10/05/1998	10/23/2001	10/23/2021	Registered.
M268145	821721917	SUSTANCE	35-10, 20 Beverages, syrups and concentrated juice; substances to produce beverages in general.	06/10/1999	06/12/2007	06/12/2017	Registered.
M268146	820684007	TOP MIX	35 Food import, export, representation and distribution services.	04/16/1998	01/04/2005	01/04/2025	Registered.
M268147	827912668	VIVA SAUDÁVEL	03 Cosmetic products, perfumery products, toiletry and personal hygiene products; products and substances for laundry and cleaning of domestic use; incense; sun filters.	11/01/2005			Accepted. Payment of final fees confirmed. Pending granting of registration.
M268148	827912676	VIVA SAUDÁVEL	25 Clothes and clothing items for regular use; clothes and clothing items for sports and professional use; shoes and hats for regular use, sports and professional use.	11/01/2005			Accepted.
M268149	827912684	VIVA SAUDÁVEL

31

Farming, agricultural and grain products, such as: fresh fruits, vegetables and legumes and grain cereals, pumpkin, lettuce, algae for human or animal consumption, leek, almond (fruits), peanuts (fruit), non-processed rice, oat, fresh olive, fresh potato, beetroot, nuts, fresh nuts, fresh onion, gran cereal, non-processed, chicory (salad), coconut, fresh mushroom, fresh herbs, fresh pea, fresh fruit, vegetables and legumes, citrus fruit, sesame, raw cocoa grain, grains (cereal), fresh vegetables, orange, fresh lentil, lemon, corn, cucumber and wheat (all included in this class).

				11/01/2005	04/12/2011	04/12/2021	Registered.
M268150	827912692	VIVA SAUDÁVEL

32

Water (drink); mineral and air water; fruit flavor water; fruit juice-based beverage (non-alcoholic); isotonic drinks; juice fruits ( non-alcoholic ); non-alcoholic drinks; ingredients to manufacture drinks; milk-based drinks; drink ingredients; non-alcoholic drinks and cocktails; essence to prepare and manufacture drinks; fruit essence; fruit nectar ( non-alcoholic); “orchata”; sarsaparilla ( non-alcoholic drink); sodas (beverage); ice cream-based drinks; almond milk (beverage); peanut milk ( non-alcoholic beverage); lemonade (gas and acid drinks); tomato juice; vegetable juice (beverage); syrup for beverage; syrup for preparation of lemonade.

				11/01/2005	04/12/2011	04/12/2021	Registered.
M268151	827912706	VIVA SAUDÁVEL	33 Alcoholic drinks (except beer); sugarcane rum, liquors, wines, distilled drinks, digestive drinks, whisky, vodka, alcoholic drinks containing fruits, alcoholic essence, fruit essence (alcoholic).	11/01/2005	04/12/2011	04/12/2021	Registered.
M268152	827912714	VIVA SAUDÁVEL

35

Supermarket, sales representation; sales distribution services, import, export and wholesale and retail sale of manufactured, semi-manufactured or "in natura" products, national or foreign, of any kind and type and nature; including, without limitation, food products in general, beverage, dishware, tooling, small items, electronic appliances, cleaning, toiletry and pharmaceutical products, household items and equipment, recipients, sacks and packaging in general, spikes and sticks, fabrics, household linen, textile for cleaning, clothes and disposable clothing accessories in general and travel items.

				11/01/2005	04/12/2011	04/12/2021	Registered.
M268153	825830486	VIVA SAUDÁVEL SENDAS

30

Liquid chocolate-made products, drops, coffee-, cocoa- or chocolate-made drinks ready for drink, cookies, cakes, bonbons, candies included in the class, chocolate, toppings, sweets, drops, mayonnaise, fresh, cooked and pre-cooked pasta, mixture for cake, pizzas and soups, Easter eggs, bread, Christmas cake, ingredient to prepare cakes and pudding, risottos, snacks [included in the class], sandwiches, ice cream, sweet and salty pies [included in the class]: all products with low sugar and fat content.;

				08/18/2003	10/06/2015	10/06/2025	Registered.
M268154	825830494	VIVA SAUDÁVEL SENDAS

29

Canned and frozen meat and fish, milk drink ready to drink, compotes, fruit candies included in the class, jelly, jam, yogurt, milk, butter, margarine, cheese, dessert with syrup or topping [included in this class]: all products with low sugar and fat content.

				08/18/2003	10/06/2015	10/06/2025	Registered.

(b)      Real Estate

Record No.	Notary	Description	Previous Records	Form of Acquisition	Property Owner)	Real Estate Taxpayer No.	Acquisition Cost	Fair Market Value
28.274	2º Public Notary of São Gonçalo/RJ	Lot No. 3639-A, measuring 90.70m front of the avenue Frederico Marques; 105.42m in funds in 08 alignments, the 1st measuring 30.00m; The 2nd measuring 14.00m; The 3rd measuring 9,50m; The 4th measuring 15,00m; The 5th measuring 17,24m; The 6th with 3,50m; The 7th measuring 6,20ms and 8th measuring 9,98m, these alignments with DNER domain range, and with extension of the right side corresponding 5o 20,30m, with lot No. 3642 and 35,30m the left with lots No 3716 and 3717; with an area corresponding to 3043.80 square meters.	Previous Records No. 25983, 27007, 28183 e 12383, pages 198, 29, 108 and 287, books 2/AAD-1; 2/AAH-1; 2/AAK-1 and 2AL.	Deed entered in the 6th Registry Office of Rio de Janeiro, L. 6139, Page 90 on October 15, 2004.	Sendas Distribuidora S.A.	140853000	BRL 1,309,622.30	BRL 466,033.43

(c)      Vehicles

Vehicle	01	02	03	04	05	06
License Plate	EZK-4290	EZK-4307	EZK-4312	EZK-4316	EZK-4321	EZK-4324
City/State	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ
Chassi	WF0FXXTBFBTJ34659	WF0FXXTBFBTJ37871	WF0FXXTBFBTJ34036	WF0FXXTBFBTJ34098	WF0FXXTBFBTJ34734	WF0FXXTBFBTJ39013
Renavan Registration	467740178	467770344	467770123	467770450	467770034	467769931
Manufacturer	FORD / TRANSIT	FORD / TRANSIT	FORD / TRANSIT	FORD / TRANSIT	FORD / TRANSIT	FORD / TRANSIT
Model	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC
Year/Model	11/11	11/11	11/11	11/11	11/11	11/11
Color	WHITE	WHITE	WHITE	WHITE	WHITE	WHITE
Date of Purchase	05/31/2012	06/15/2012	06/15/2012	06/21/2012	06/21/2012	06/21/2012
Insurer	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS
Effectiveness	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016
Coverage	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL
Amount (R$)	59,500.00	59,500.00	59,500.00	59,500.00	59,500.00	59,500.00
Accessories (R$)	37,080.00	N/A	N/A	N/A	N/A	N/A
Owner	SENDAS	SENDAS	SENDAS	SENDAS	SENDAS	SENDAS
Purpose	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL
Vehicle	07	08	09	10	11	12
License Plate	EZK-4328	EZK-4345	EZK-4363	EMH-3502	EUX-1583	EJC-6219
City/State	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ
Chassis	WF0FXXTBFBTJ37835	WF0FXXTBFBTJ34210	WF0FXXTBFBTJ34738	9BWMF07X4CP026654	9BWMF07X7CP026678	WF0FXXTBFBTJ36743
Renavan Registration	467770417	467770573	468596968	473723409	473723638	474465683
Manufacturer	FORD /TRANSIT	FORD /TRANSIT	FORD /TRANSIT	VW / KOMBI	VW / KOMBI	FORD /TRANSIT
Model	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	STANDARD 1.4	STANDARD 1.4	350L 2.4 TDC
Year/Model	11/11	11/11	11/11	12/12	12/12	11/11
Color	WHITE	WHITE	WHITE	WHITE	WHITE	WHITE
Date of Purchase	06/21/2012	06/21/2012	05/17/2012	05/31/2012	05/31/2012	06/15/2012
Insurer	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS
Effectiveness	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016
Coverage	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL
Amount (R$)	59,500.00	59,500.00	59,500.00	59,500.00	36,165.38	59,500.00
Accessories (R$)	N/A	N/A	N/A	N/A	N/A	N/A
Owner	SENDAS	SENDAS	SENDAS	SENDAS	SENDAS	SENDAS
Purpose	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL

Vehicle	13	14	15	16	17	18
License Plate	EMI-3710	DIA-8339	EJC-6166	EJC-6192	EJC-6268	EMH-8824
City/State	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ
Chassis	WF0FXXTBFBTJ36678	WF0FXXTBFBTJ37074	WF0FXXTBFBTJ37098	WF0FXXTBFBTJ36342	WF0FXXTBFBTJ37094	WF0FXXTBFBTJ36370
Renavan Registration	474465888	474573621	474476502	474573346	474476251	474474526
Manufacturer	FORD /TRANSIT	FORD /TRANSIT	FORD /TRANSIT	FORD /TRANSIT	FORD /TRANSIT	FORD /TRANSIT
Model	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC
Year/Model	11/11	11/11	11/11	11/11	11/11	11/11
Color	WHITE	WHITE	WHITE	WHITE	WHITE	WHITE
Date of Purchase	06/15/2012	06/21/2012	06/21/2012	06/21/2012	06/21/2012	06/21/2012
Insurer	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS
Effectiveness	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016
Coverage	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL
Amount (R$)	59,500.00	59,500.00	59,500.00	59,500.00	59,500.00	59,500.00
Accessories (R$)	N/A	N/A	N/A	N/A	N/A	N/A
Owner	SENDAS	SENDAS	SENDAS	SENDAS	SENDAS	SENDAS
Purpose	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL

Vehicle	19	20	21	22
License Plate	EMI-3692	EMI-3721	EZK-4285	EZK-4286
City/State	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ
Chassis	WF0FXXTBFBTJ37011	WF0FXXTBFBTJ36198	WF0FXXTBFBTJ37587	WF0FXXTBFBTJ36991
Renavan Registration	474573966	474573109	474475905	474475646
Manufacturer	FORD / TRANSIT	FORD / TRANSIT	FORD / TRANSIT	FORD / TRANSIT
Model	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC
Year/Model	11/11	11/11	11/11	11/11
Color	WHITE	WHITE	WHITE	WHITE
Date of Purchase	06/21/2012	06/21/2012	06/21/2012	06/21/2012
Insurer	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS
Effectiveness	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016
Coverage	TOTAL	TOTAL	TOTAL	TOTAL
Amount (R$)	59,500.00	59,500.00	59,500.00	59,500.00
Accessories (R$)	N/A	N/A	N/A	N/A
Owner	SENDAS	SENDAS	SENDAS	SENDAS
Purpose	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL

(d)      Agreements

Agreement	Lender	Borrower	Execution date	Amount	Note
Loan Agreement	Sendas Distribuidora S.A.	Novasoc Comercial Ltda.	05/08/2015	Outstanding amount: R$ 30,227,492.14	The outstanding amount is the total amount, taking into account the sum of various additions.
Loan Agreement	Sendas Distribuidora S.A.	Cnova Comércio Eletrônico S.A.	07/23/2015	Principal amount: R$ 6,200,000.00 Outstanding amount: R$ 6,676,615.52

EXHIBIT 3.2 to the Spin-Off Protocol
Appraisal report of Spun-Off Assets

(Free translation into English from the

original report previously issued in Portuguese)

SENDAS DISTRIBUIDORA S.A.

Appraisal report at book value on the net assets for purposes of spin-off with merger

25.02.16	1 00 012/16

To the Shareholders of

SENDAS DISTRIBUIDORA S.A. and

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, audit and consulting firm, enrolled with the Regional Accounting Council of the State of São Paulo under number 2SP000233/O-3, registered with the National Registry of Legal Entities under number 62.657.242/0001-00 and located at Av. Brigadeiro Faria Lima, 1893 - 6° andar, Jardim Paulistano, São Paulo, Capital, appointed by you as expert to carry out the appraisal of the shareholders’ equity of SENDAS DISTRIBUIDORA S.A., for purposes of partial spin-off with merger into the equity of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, after the realization of the diligences and verifications required for the performance of its work, presents the

Appraisal report

which is subscribed.

São Paulo, February 25, 2016.

MAGALHÃES ANDRADE S/S

Independent Accountants

CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

Appraisal Report

INTRODUCTION

1.     The present spin-off and merger operation is result of the process of corporate reorganization and it will provide benefit to the companies involved in view of the administrative and management streamlining, with savings of operating costs and providing the development and the agility of the activities exercised on independent basis.

2.     The spun-off company SENDAS DISTRIBUIDORA S.A. (SENDAS) is a subsidiary of the merging company COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD).

3.     Therefore, the present APPRAISAL REPORT, has the purpose of determining the book value of the net assets to be spun-off, taking into account the financial position of SENDAS on December 31, 2015.

4.     The appraisal report is being issued in connection with the audit of the balance sheet of SENDAS, prepared for such purpose on December 31, 2015, in accordance with NBC TA 805 (ISA 805). Management is responsible for the preparation and fair presentation of this financial statement in accordance with the Brazilian accounting practices and internal controls which it had determined as necessary to allow the preparation of financial statements free from material distortion, whether caused by fraud or error.

5.     Our responsibility is to express an opinion on the financial statement based on our audit, conducted in accordance with the Brazilian and international audit standards. These standards demand the compliance with ethical requirements by the auditors and that the audit should be  planned and conducted with the purpose of obtaining reasonable assurance that the financial statement is free from material distortion.

6.     An audit involves performing procedures to obtain evidence in respect to the values presented and disclosures made in the financial statement. The selected procedures depend on the auditor’s judgement, including the assessment of the risks of material misstatement in the financial statement, whether due to fraud or error. In those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement of the Company in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of accounting estimates made by  management, as well as evaluating the overall presentation of the financial statement.

7.     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

SENDAS’ FINANCIAL POSITION

8.     SENDAS’ equity is composed of assets and liabilities derived from its operations.

9.     The evaluation of the assets to be spun-off and merged by CBD is made at book value, in compliance with article 226 and 264 of Law 6.404/76 and based on the financial position reflected in the Balance Sheet as of December 31, 2015, shown in EXHIBIT 1, which is summarized below:

ASSETS	3,109,465,975.83

(-) LIABILITIES	1,761,044,779.00

SHAREHOLDERS’ EQUITY	1,348,421,196.83

10.   The aforementioned balance sheet was prepared in accordance with the Brazilian accounting practice and considered, for purpose of evaluation, the company’s ability to continue as a going concern.

11.   SENDAS regularly keeps its accounting, and its operations are registered in the appropriate book, where the balances are composed and reconciled.

12.   SENDAS keeps its accounting records pursuant to the accounting practice adopted in Brazil, based in the CPC pronouncements (Accounting Pronouncements Committee) and, therefore, the accounting balances recognize possible losses of values on assets comprising the fixed assets. EXHIBIT 2 shows the main accounting practices adopted by the management in order to prepare SENDAS’ balance sheet.

13.   The representation of SENDAS’ capital on December 31, 2015 was as follows:

Shareholders	Common shares	Interest

Companhia Brasileira de Distribuição	1,177,287,036	99.999999%
GPA2 Empreendimentos e Participações Ltda.	10	0.000001%

	1,177,287,046	100.000000%

14.   On February 1, 2016, shareholder GPA2 Empreendimentos e Participações Ltda. withdrew itself from the company and its shares were transferred to CBD, which became the sole shareholder of SENDAS. This Report takes this act into consideration for evaluation purposes.

SENDAS MERGES BARCELONA

15.   On the same date of this spin-off and in previous corporate act, BARCELONA is being merged into SENDAS’ equity. As consequence, SENDAS’ financial position modifies and the effect of the merger in the financial position is presented in EXHIBIT 3 that, in summary, is the following:

ASSETS	6,706,967,962.74

(-) LIABILITIES	4,589,214,354.65

SHAREHOLDERS’ EQUITY	2,117,753,608.09

16.   The appraisal for this spin-off takes into consideration SENDAS’ financial position after merging BARCELONA.

17.   On December 31, 2015, SENDAS held assets and liabilities balances with CBD, which are identified in EXHIBIT 4, including BARCELONA’s balances with CBD, and which shall be offset at the merger act.

18.   EXHIBIT 5 presents the net assets to be spun-off from SENDAS and merged into CBD, which, summarily, is the following:

ASSETS	1,626,011,986.91

(-) LIABILITIES	1,618,792,643.57

NET ASSETS	7,219,343.34

FINANCIAL POSITION OF CBD

19.   CBD’s balance sheet, prepared on December 31, 2015 is presented in EXHIBIT 6, whose financial position is summarized as follows:

ASSETS	22,073,452,179.94

(-) LIABILITIES	11,479,265,834.11

SHAREHOLDERS’ EQUITY	10,594,186,345.83

20.   Originally, as presented in paragraph 13, CBD held 1,117,287,036 of SENDAS’ common shares, representing 99.99999946% of interest.

21.   As previously explained, on February 1, 2016, CBD became the sole shareholder of SENDAS.

22.   A portion of SENDAS’ shares held by CBD shall be cancelled and replaced by the net assets that are being merged.

EQUITY EFFECT ON SENDAS

23.   SENDAS’ financial position after the merger is presented in EXHIBIT 7 and, summarily, it is the following:

ASSETS	5,080,955,975.83

(-) LIABILITIES	2,970,421,711.08

NET ASSETS	2,110,534,264.75

EQUITY EFFECT ON CBD

24.   The equity effect from the merger is demonstrated in the CBD’s balance sheet after the merger, as set forth in EXHIBIT 8, whose equity condition is summarized as follows:

ASSETS	22.896.303.292,48

(-) LIABILITIES	12.302.116.946,65

SHAREHOLDERS’ EQUITY	10.594.186.345,83

CONCLUSION

25.   Based on the tests, verifications and inspections carried out, it is concluded that SENDAS’ net assets to be merged into CBD is worth at least R$ 7,219,343.34.

STATEMENTS

26.   The expert expressly declares that it does not have any direct or indirect interest in SENDAS or in CBD, nor in the operation, and there is no other circumstance that could be considered as conflict of interests. It also informs that the managers of SENDAS did not limit, impair or practice any acts that could have affected the access, the use or the knowledge of information, assets, documents or methodologies of work relevant for the quality of the respective conclusions.

This appraisal report is issued in 7 (seven) copies and it contains 5 (five) sheets and 8 (eight) exhibits, printed in only one side and initialed by the expert who subscribes this report.

São Paulo, February 25, 2016.

MAGALHÃES ANDRADE S/S

Independent Accountants

CRC2SP000233/O-3

[signature]

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

EXHIBIT 1

SENDAS DISTRIBUIDORA S.A.

Balance Sheet as at December 31, 2015

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	19,574,040.17
Financial instruments	545,804,555.34
Trade receivables (net of bad debts)	27,658,500.22
Accounts receivable related parties	148,887,685.34
Third parties credits	30,559,420.24
Tax credits	44,530,735.45
Dividends receivable	9,776,270.57
Advance to suppliers	104,714,823.73
Inventory	476,405,234.56
Prepaid expenses	4,411,754.12

Total of current assets	1,412,323,019.74

Non-current
Accounts receivable related parties	266,542,120.85
Tax credits	56,827,731.86
Judicial deposits	58,408,002.06
Other	3,967,715.73
Investments	344,107,059.00
Property, plant and equipment, net	587,074,059.78
Intangible (net of provision for impairment)	380,216,266.81

Total of non-current assets	1,697,142,956.09

TOTAL OF ASSETS	3,109,465,975.83

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITY
Current
Loans and financing	1,347,837.21
Suppliers	795,650,583.51
Related parties suppliers	55,766,141.43
Fiscal obligations	45,234,043.51
Labor obligations	33,551,654.99
Related parties obligations	625,665,200.03
Other	101,397,647.58
Milage program	2,132,946.53

Total of current liability	1,660,746,054.79

Non-current
Loans and financing	4,955,247.05
Contingent laibilities	92,111,256.81
Other	3,232,220.35

Total of non-current laibility	100,298,724.21

TOTAL OF LIABILITIES	1,761,044,779.00

SHAREHOLDERS' EQUITY	1,348,421,196.83

TOTAL OS LIABILITY AND SHAREHOLDERS' EQUITY	3,109,465,975.83

EXHIBIT 2

SENDAS DISTRIBUIDORA S.A.

Accounting practice

1.     Basis of preparation

The individual financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by IASB, such as the Brazilian accounting practices (Law 6.404/76 and Documents issued by the Committee of Accounting Pronouncements (CPC) and ratified by the Brazilian Securities Commission (CVM).

The financial statements are prepared based on the historical cost, except for certain financial instruments measured at their fair values.

The financial statements are being presented in Reais. The functional currency of the Company is the Real.

The financial statements for the year ended December 31, 2015 were approved by the Board of Directors on February 24, 2015.

2.     Main accounting policies

2.1.  Financial instruments

Financial assets are initially recognized at their fair value when the Company assumes contractual rights to receive cash or other financial assets under agreements signed by it. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or the risk and benefits have been substantially transferred to third parties. Assets and liabilities are recognized when rights or obligations are retained upon the transfer by the Company.

Financial liabilities are recognized when the Company assumes contractual obligations for settlement in cash or upon assumption of third-party obligations through an agreement signed by it. Financial liabilities are initially recognized at fair value and are derecognized when they are settled, extinguished or expired.

The financial instruments measured at amortized cost are subsequently measured at their initial recognition at the effective interest rate. The interest income and expenses, the monetary variation and the foreign exchange variation, deducted from the estimates of loss on non-receipt of financial assets, are recognized when incurred in the statement of income for the year as financial income and expenses.

The Company monthly evaluates the estimates of loss on non-receipt of financial assets. An estimate of loss is recognized when there are objective evidences that the Company failed to receive all the amounts falling due based on their maturity dates. For this calculation, the Company considers the history of losses, historical statistical information, aging of the amounts receivable and the evaluation of the likelihood of additional deterioration of the portfolio, considering macroeconomic and market factors. When the receipt of the accounts receivable is improbable, their book value and the respective estimate of loss are recognized in the result for the period. Subsequent recoveries are recognized, when incurred, under the caption of selling expenses in the statement of income for the year.

i)       Financial assets

Initial recognition and measurement

The financial assets held by the Company that are included in the scope of CPC 38 (IAS 39),

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

are classified in accordance with the purpose to which they had been acquired or contracted, in the following categories: (i) financial assets measured at the fair value through the result; (ii) loans and receivables, and (iii) investments held to maturity. The Company defines the classification of its financial assets upon the initial recognition.

The financial assets are initially recognized and measured at the fair value through the result and the transaction costs are debited to the result for the year. The loans and receivables are accounted for at amortized cost.

The purchases or sales of financial assets that require delivery of assets within a term established by regulation or market convention (negotiations under normal conditions) are recognized on the date of the negotiation, that is, on the date in which the Company commits to buy or sell the asset.

The financial assets of the Company include cash and cash equivalents, trade accounts, accounts receivable from related parties and derivative financial instruments.

Subsequent Measurement

•     Financial assets measured at the fair value through the result: represent assets acquired for purposes of realization in the short term and that are measured at the fair value on each balance sheet date. The interest rates, the monetary variation, the foreign exchange variation and the variations derived from the evaluation at the fair value are recognized in the statement of income for the year as financial income or expenses, when incurred.

•     Loans and receivables: are non-derivative financial assets with fixed or determinable payments not quoted in active market. After the initial recognition, they are measured using the cost amortized under the method of effective interest rate. The interest rate, the monetary adjustment and the foreign exchange variation, less losses on devaluation, as the case may be, are recognized in the statement of income for the year as financial income or expenses, when incurred; and

•     Financial assets held to maturity: are financial assets and liabilities that cannot be classified as loans and receivables, because they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial ability to be held in portfolio to maturity. They are stated at acquisition cost, plus income earned as a contra entry to the result for the year, using the method of effective interest rate.

Derecognition of financial assets

•     A financial asset (or, as the case may be, part of a financial asset or part of a group of similar financial assets) is derecognized when:

•     The rights of receipt of cash flows expire; and

•     The Company and its subsidiaries transfer their rights of receipt of cash flows of the assets or assume an obligation to fully pay the cash flows received to a third party, under an agreement of repass; and (a) the Company has substantially transferred the total risks and benefits related to the asset; or (b) the Company has not transferred, nor substantially retained the total risks and benefits related to the asset, but has transferred its control.

When the Company grants its rights of receipt of cash flows of an asset or enters into an agreement of repass, without having transferred or substantially retained the total risks and

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

benefits related to the asset or transferred the control of the asset, the asset is held and a corresponding liability is recognized. The transferred asset and the corresponding liability are measured so as to reflect the rights and obligations retained by the Company.

Loss of the recoverable value of financial assets

On the balance sheet date, the Company verifies if there are indications of loss of the recoverable value of an asset or group of financial assets. The loss of the recoverable value of an asset or group of financial assets is considered only if there are objective evidences resulting from one or more events taken place after the initial recognition of the asset ("event of loss”), and if such event should affect the future estimated cash flows of the asset or group of financial assets, which may be reasonably estimated. The evidences of loss of the recoverable value may include indications that the debtors (or group of debtors) are experiencing significant financial difficulties, moratorium or default in the amortization of interest or principal, likelihood of filing for bankruptcy or another type of financial reorganization and when such data indicate measurable drop in the future cash flows, such as variations in arrears interest or economic conditions which correlate with situations of default.

Particularly in regard to the financial assets held to maturity, the Company first verifies if there are objective evidences of loss of the recoverable value individually for the financial assets that are individually significant, or on collective basis for the assets that are not individually significant. In case the Company determines the absence of objective evidences of loss of the recoverable value of a financial asset evaluated individually – whether this loss is significant or not - the Company and its subsidiaries classify it in a group of financial assets with similar characteristics of credit risk, which are evaluated on collective basis. The assets evaluated individually as to the loss of the recoverable value, or for which the loss of the recoverable value is (or continues to be) recognized, are not included in the collective evaluation of the loss.

The value of the loss is measured as the difference between the book value of the asset and the present value of the estimated future cash flows (excluding future credit losses not incurred) discounted by the original effective interest rate of the financial asset. The book value of the asset is reduced by the use of a provision, and the value of the loss is recognized in the statement of income for the year. The interest rate is recorded in the financial statements as part of the financial income. In the case of loans or investments held to maturity with variable interest rate, the Company measures the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, the value of the loss on non-recovery is reduced and the reduction may be objectively associated to an event taken place after the recognition of the provision (such as an improvement of the debtor’s credit rating), the reversal of the loss on devaluation previously recognized is recorded in the statement of income for the year. If a write-off is subsequently recovered, the recovery is also recognized in the statement of income for the year.

ii)     Financial liabilities

The financial liabilities included in the scope of CPC 38 (IAS 39) are classified as loans, financings or derivative financial instruments designated as instruments of hedge in an effective hedging relationship, as the case may be. The Company defines the classification of its financial liabilities upon the initial recognition.

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

All the financial liabilities are recognized initially at the fair value and, in the case of loans and financings, added to the directly attributable costs of the operation.

The financial liabilities of the Company and its subsidiaries include suppliers, loans and financings, debentures, financing for purchase of assets and derivative financial instruments.

Subsequent Measurement

After the initial recognition, the loans and financings are subsequently measured at amortized cost by adopting the method of effective interest rate. Gains and losses are recognized in the statement of income for the year upon the write-off of the liabilities, as well as through the process of amortization according to the method of effective interest rate.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation underlying the liability is settled, cancelled or expired.

When an existing financial liability is replaced by another one from the same creditor, according to substantially different terms, or when the terms of an existing liability are substantially modified, this replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference between the respective book values is recognized in the result.

iii)   Financial liabilities (Continued)

Offset of financial instruments

Financial assets and liabilities are offset and presented on net basis in the financial statements, if, and only if, there is the right to offset the values recognized and intention to settle on net basis or realize the assets and settle the liabilities at the same time.

2.2.  Foreign currency transactions

Foreign currency transactions are initially recognized at the market value of the corresponding currencies on the date in which the transaction is qualified for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated into Real in accordance with the market quotation on the balance sheet dates. Differences originated from the payment or translation of monetary items are recognized in the financial result.

2.3.  Hedge accounting

The Company uses derivative financial instruments as swaps of interest rates and swaps of foreign exchange variation. These derivative financial instruments are recognized initially at the fair value on the date in which the derivative contract is signed and subsequently remeasured at the fair value on each balance sheet date. The derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when negative. The gains or losses resulting from the changes in the fair value of derivatives are accounted for directly in the result for the year.

At the inception of the hedging relationship, the Company formally designates and documents the hedging relationship to which it intends to apply the hedge accounting, and its purpose and

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

the risk management strategy to contract it. The documentation includes the identification of the hedge instrument, the hedged item or operation, the nature of the hedged risk and how the Company should evaluate the effectiveness of the changes in the fair value of the hedge instrument in offsetting the exposure to changes in the fair value of the item protected or of the cash flow attributable to the hedged risk. These hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flow, and are permanently assessed to verify if they are actually being highly effective during all the years of the financial reports to which they had been designated.

For purposes of hedge accounting, they are classified as fair value hedges when they hedge against exposure to changes in the fair value of an asset or liability recognized.

They are recorded as fair value hedges, by adopting the following procedures:

•     A change in the fair value of a derivative financial instrument classified as interest rate hedge is recognized as financial result. A change in the fair value of the hedged item is recorded as part of the book value of the hedged item, being recognized in the statement of income for the year;

•     In regard to fair value hedges related to items accounted for at amortized cost, the adjustment to the book value is amortized in the result over the remaining year to maturity. The amortization of the effective interest rate may be initiated as soon as there is an adjustment, and it should take place, at the most, when the hedged item ceases to be adjusted by changes in its fair value attributable to the hedged risk;

•     If the hedged item is derecognized, the non-amortized fair value is immediately recognizedin the result; and

•     In the fair value calculation, the debts and swaps are measured using rates disclosed in the financial market and projected to their maturity dates. The discount rate used for calculation of foreign currency loans under the interpolation method is obtained through DDI curves, “Cupom limpo” and DI, indexes disclosed by BM&FBovespa and, for local currency loans, it is used the DI curve, index disclosed by CETIP, and calculated under the exponential interpolation method.

2.4.  Cash and cash equivalents

Comprise cash, bank accounts and highly-liquid short-term investments, immediately convertible into known values of cash and subject to a non-significant risk of change in the value, with intention and possibility of short-term redemption in up to 90 days from the date of investment.

2.5.  Accounts receivable

They are recorded and maintained in the balance sheets at selling values and deducted from estimated losses on doubtful accounts, which are recognized based on the history of losses and on the analysis of risk of the total customers’ portfolio and respective likelihood of receipt.

Accounts receivable are non-derivative financial assets with fixed payments without quotation in active market. After the initial measurement, these financial assets are subsequently measured at amortized cost under the method of effective interest rate (“TEJ”), deducting the loss of the recoverable value. The amortized cost is calculated taking into account eventual  discounts  or

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Accounting practice

premiums on acquisition and tariffs or costs that compose the TEJ. The TEJ amortization is included in the net financial result, in the statement of income for the year. The expenses derived from the loss of the recoverable value are recognized in the statement of income for the year.

At each closing of the balance sheet, the Company evaluates if the assets or groups of financial assets presented loss of its recoverable value.

The estimated losses on doubtful accounts are based on a history of effective losses for the last 24 months, and on the evaluation of macroeconomic events such as unemployment rate and consumer’s reliance rates, as well as on the volume of overdue credits of the accounts receivable portfolio.

The values receivable are considered uncollectible and, therefore, they are written off from the accounts receivable portfolio, when the payment is not made after 180 days from the maturity date.

2.6.  Inventories

They are accounted for at the lower of net realizable cost or value. The inventories acquired are recorded at medium cost, including storage and handling costs, as these costs are necessary to make the inventories fit for sale in the stores, deducted from bonus received from suppliers.

The net realizable value is the selling price in the normal course of business, less estimated costs required to make the sale.

Inventories are reduced by the provision for losses and breaks, which regularly analyzed and assessed as to their adequacy.

2.7.  Bonuses

Bonuses received from suppliers are measured and recognized based on the contracts and agreements signed, and recorded in the result as the corresponding inventories are sold.

They comprise agreements regarding purchase volume, logistic and specific negotiations for recomposition of margin, reimbursement of expenses, among other, and they are recorded as reduction of balances payable to the respective suppliers, since the Company has contractually the right to settle the liabilities with suppliers, net of the bonus receivable.

2.8.  Adjustment at present value of assets and liabilities

The long-term monetary assets and liabilities are adjusted to their present value. The adjustment to present value is calculated considering contractual cash flows and the respective interest rate, explicit or implicit.

The interest embedded in income, expenses and costs associated to such assets and liabilities are adjusted to the proper recognition on accrual basis of accounting.

The adjustment to present value of installment sales has as contra-entry the caption "Accounts receivable” and its realization is recorded in the caption "Net operating income”, over the term. Other captions of the balance sheet which requires adjustment to present value have as contra-entry the caption of "Financial Result”.

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Accounting practice

2.9.  Impaiment of non-financial assets

The purpose of the impairment test is to present on prudent basis the net actual realizable value of an asset. This realization may be direct or indirect, respectively, by means of sale or cash generation in the use of the asset in the activities of the Company and its subsidiaries.

On annual basis, the Company and its subsidiaries conduct the recovery test of their tangible or intangible assets or whenever there is any internal or external evidence that the asset may present loss of the recoverable value.

The recovery value of an asset is defined as the highest between the fair value of the asset or the value in use of its cash generating unit (UGC), except if the asset does not generate cash inflows that are mostly independent from cash inflows from other assets or groups of assets.

If the book value of an asset or UGC exceeds its recoverable value, the asset is considered non recoverable and a provision for devaluation is recognized to adjust the book value to its recoverable value. Upon evaluation of the recoverable value, the estimated future cash flow is discounted to present value, adopting a discount rate, which represents the capital cost of the Company (WACC), before taxes, which reflects current market evaluations in respect to the value of money over time and the specific risks of the asset.

Losses on non-recovery are recognized in the result for the year in categories of expenses consistent with the function of the respective non-recoverable asset. The loss on non-recovery previously recognized is only reversed if there is any change in the assumptions adopted to define the recoverable value of the asset at its initial or most recent recognition, except in the case of goodwill which cannot be reversed in future years.

2.10.    Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and losses on non-recovery, if any. The cost includes the amount of acquisition of equipment and the costs of loans obtained for long-term construction projects, if the recognition criteria are satisfied. When significant components of fixed assets are replaced, these components are recognized as individual assets, with specific useful lives and depreciations. Likewise, when there is a significant replacement, the respective cost is recognized in the book value of the equipment as replacement, provided that the recognition criteria are satisfied. All the other costs of repair and maintenance are recognized in the result for the year as incurred.

Class of Assets	Average annual depreciation rate
Buildings	2.50%
Improvements	4.41%
IT Equipment	20.93%
Software	11.81%
Fixtures	7.88%
Furnitures and tools	10.58%
Vehicles	21.52%
Machinery and equipment	9.22%
Decoration	20.00%

Property, plant and equipment items, and eventual significant parts are written off upon their disposal or when no future economic benefits are expected to be derived from their use or disposal. Eventual gains or losses resulting from the write-off of assets are included in the result for the year.

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Accounting practice

The residual value, the useful life of the assets and the depreciation methods are revised at the closing of each year, and adjusted on prospective basis, when applicable. The Company revised the useful life of fixed assets and intangible assets in year 2015 and concluded that there are no changes to be made in the year.

2.11.    Capitalization of interest

The interest of loans directly attributable to the acquisition, construction or production of an asset  which demands a substantial period of time to be concluded for the intended use or sale (qualifiable asset), is capitalized as part of the cost of the respective assets during the phase of construction. As of the date of placement in service of the corresponding asset, capitalized costs are depreciated over the estimated useful life of the asset.

2.12.    Properties for investments

Properties for investment are measured at historical cost (including costs of the transaction), net of accumulated depreciation and losses on non-recovery, if any.

Properties for investment are written off when sold or when they permanently cease to be used and when no economic benefit is expected to be obtained from their sale. A property for investment is also transferred when there is sale intention and in this case it is classified as non-current asset available for sale. The difference between the net value obtained from the sale and the book value of the asset is recognized in the statement of income in the period of write-off.

2.13.    Intangible assets

Intangible assets acquired separately are measured at cost at their initial recognition, less amortization and eventual losses on non-recovery. Intangible assets generated internally, excluding capitalized software development costs, are reflected in the result for the year in which they were incurred.

Intangible assets comprise mainly software acquired from third parties, software developed for internal use, goodwill (right of use of stores), customers’ list, advantageous rent agreements, advantageous agreements for supply of furniture and brands.

Intangible assets of definite useful life are amortized on a straight-line basis. The amortization period and method are revised, at least, at the closing of each year. The changes in the expected useful life or in the expected consumption pattern of the future economic benefits incorporated in the asset are accounted for by changing the amortization period or method, as the case may be, and treated as changes in accounting assumptions.

The software development costs recognized as asset are amortized over its definite useful life, which is ten years.

Intangible assets with indefinite useful life are not amortized, but submitted to recovery tests at the closing of each year or whenever there is indication that their book value may not be recovered, individually or at the level of the cash generating unit. The evaluation is revised every year so as to determine if the indefinite useful life remains valid.

Otherwise, the estimate of useful life is changed on prospective basis from indefinite to defined.

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Accounting practice

The gains or losses, when applicable, resulting from the derecognition of an intangible asset are measured as the difference between the net results from the disposal and the book value of the asset, being recognized in the result for the year when the asset is written off.

2.14. Classification of assets and liabilities as current and non-current

Assets (except for deferred income tax and social contribution) expected to be realized or intended for sale or consumption within 12 months from the balance sheet date, are classified as current assets. Liabilities (except for deferred income tax and social contribution) expected to be settled within 12 months from the balance sheet are classified as current liabilities. All the other assets and liabilities (including deferred taxes) are classified as "non-current”.

Deferred tax assets and liabilities are classified as "non-current”, net by legal entity, as provided for in the corresponding accounting pronouncement.

2.15.    Commercial leasing

The definition of an agreement as commercial leasing is based on its tenor on its initial date, that is, if the compliance with the agreement depends on the use of one or more specific assets or if the agreement transfers a right of use of the asset.

The Company leases equipment and commercial spaces, including stores and distribution centers, under commercial leasing agreements that may or not be cancelled. The terms of the agreements range from 5 to 20 years.

Barcelona as leaseholder

The financial commercial leasing agreements that substantially transfer to Barcelona the total risks and benefits derived from the ownership of the leased item are capitalized at the beginning of the commercial leasing at the fair value of the leased asset or at the present value of the minimum  payments of commercial leasing, whichever is lower. The payments of commercial leasing are allocated among financial charges and reduction of the commercial leasing liability, so as to obtain a constant interest rate in the liability balance. The financial charges are recognized as expense for the year.

Leased assets are depreciated over their useful life. However, if there is not a reasonable certainty that the Company will obtain the ownership at the end of the commercial leasing term, the asset is depreciated over its estimated useful life or over the commercial leasing term, whichever is lower, also considering the capitalizations of improvements and renovations made in the stores.

The commercial leasing agreements are classified as operating commercial leasing when there is no transfer of risk and benefits derived from the ownership of the leased item.

The payments of commercial leasing installments (except for costs of services, such as insurance and maintenance) classified as operating commercial leasing agreements are recognized as expenses, on accrual basis, during the commercial leasing term.

Contingent rents are recognized as expenses in the years in which they are incurred.

EXHIBIT 2 (Continued)

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Accounting practice

2.16.    Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) in view of a past event, it is probable that cash outflows will be required to settle the obligation, and it is  possible to make a reliable estimate of the value of this obligation. In the hypotheses in which the Company expects reimbursement of the total or part of the provision – such as, for example, in view of an insurance agreement - the reimbursement is recognized as a separate asset, but only when it is virtually certain. The expense related to an eventual provision is recognized in the result for the year, net of eventual reimbursement. For success fees, the Company’s policy is to recognize a provision  when the fees are incurred, that is, when the lawsuits are definitively ruled, and the amounts involved in the lawsuits not yet concluded are disclosed in explanatory notes.

2.17.  Distribution of dividends

The distribution of dividends to the Company’s shareholders is recognized as liability at the end of the year, based on the mandatory minimum dividends defined in the bylaws. Eventual values exceeding this minimum value are only recorded on the date in which these additional dividends are approved by the Company’s shareholders.

2.18.    Unrecorded revenues

Advanced revenues are recorded by the Company and its subsidiaries as liabilities in view of the advanced receipt of values from commercial partners due to the exclusivity in the provision of services of intermediation of supplementary or extended warranties and they are recognized in the result for the year by the proof of the provision of service on the sale of these warranties to commercial partners.

2.19.    Shareholders’ equity

In the case of acquisition of the Company’s own shares (treasury shares), the remuneration paid, including any directly attributable additional costs, is deducted from the shareholders’ equity, and remain recorded as treasury shares until the shares are cancelled or reallocated in the market. When these shares are subsequently reallocated, the eventual remuneration received, net of any directly attributable operating costs, is included in the shareholders’ equity. Losses or gains from the purchase, sale, issuance or cancellation of the instruments representing the capital of the Company are not recognized.

2.20.      Stock-based compensation

The employees (including senior executives of the Company) may receive stock-based compensation, when the employees provide services in exchange for equity instruments ("operations settled with shares”).

The cost of operations settled with shares is recognized as expense for the year, together with a corresponding increase of shareholders’ equity, over the year in which the conditions of performance or provision of services are satisfied. Accumulated expenses, recognized in connection with the equity instruments at each base date, to the acquisition date, reflect the extent in which the acquisition period has expired and the Company’s best estimate of the number of equity instruments to be acquired.

The expense or income for each year represents the changes in accumulated expenses recognized at the beginning and at end of the year. Expenses related to services  that  will  not

EXHIBIT 2 (Continued)

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Accounting practice

complete their acquisition period will not be recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, irrespective of satisfying or not the market condition or the non-acquisition of rights, provided that all the other conditions of performance and/or provision of services are satisfied.

When an equity instrument is modified, the minimum expense recognized is an expense that would be incurred if the terms had not been changed. An additional expense is recognized in case of a change increasing the total fair value of the stock-based compensation operation or which would otherwise benefit the employee, as measured on the date of the change.

In case of cancellation of an equity instrument, it is treated as if it had been fully acquired on the cancellation date, and any expenses not yet recognized related to the premium are recognized immediately in the result for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or of the employee are not satisfied. However, if the cancelled plan is replaced by a new plan and designated as substitution grants on the date in which it is granted, the cancelled grant and the new plan is treated as if it were a change in the original grant, as described in the prior paragraph. All the cancellations of transactions settled with shares are treated likewise.

The dilutive effect of the outstanding options is reflected as additional dilution of shares in the calculation of the diluted income per share.

2.21.    Income per share

The basic income per share is calculated based on the weighted-average number of outstanding shares of each category during the year and the treasury shares.

The diluted income per share is calculated as follows:

•     numerator: income for the year adjusted by the dilutive effects of options granted by subsidiaries; and

•     denominator: number of shares of each category adjusted so as to include possible shares corresponding to dilutive instruments (stock options), less the number of shares that could be repurchased in the market, as the case may be.

The equity instruments that should or could be settled with the shares of the Company and its subsidiaries are only included in the calculation when their settlement have dilutive impact on the income per share.

2.22.      Calculation of net income

Income is recognized as it is probable that the Company will receive economic benefits and it is possible to measure income on reliable manner. Income is measured at the fair value of the contra-entry received, excluding discounts, rebates and taxes or taxes on sales. The Company assesses its income generating agreements based on specific criteria to determine if it operates in the quality of principal or agent. The Company concluded that it operates in the quality of principal in all its income generating agreements, except when they refer to the intermediation of sales of extended warranties and intermediation in the sale of insurance policies. In this specific case, the Company operates as agent, and income is recognized on net basis, which reflects the commission received from insurance companies. In addition, the following specific recognition criteria should be met so as to recognize income:

EXHIBIT 2 (Continued)

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Accounting practice

i)       Income

a)     Sales of goods

Income from the sale of products are recognized at their fair value and when all the risks and benefits inherent in the product are transferred to the buyer, the Company ceases to have control or responsibility for the goods sold and the economic benefits generated to the Company is probable. Income is not recognized if its realization is uncertain.

b)     Services rendered

Because the Company is the holder of insurance policies of extended warranty, financial protection insurance and personal accident insurance, intermediator of sales of technical assistance and mobile phone recharge, income earned is presented on net basis and recognized to the result when it is probable that the economic benefits will flow to the Company, as well as that their values will be able to be measured on reliable manner.

c)     Income from financial services

Since the financing activity to the consumer is part of and becomes fundamental to carry out the Company’s business, for all the financial instruments evaluated at amortized cost, the financial income is accounted for using the effective interest rate, which discounts exactly the future estimated cash receipts over the estimated life of the financial instrument or over a shorter period of time, when applicable, to the net book value of the asset. The interest rate is included under the caption of financial services, comprising gross profit, in the statement of income.

d)    Interest income

An interest rate related to all the financial instruments measured at amortized cost is recorded by adopting the effective interest rate, which corresponds to the discount rate of cash payments or receipts over the useful life provided for in the financial instrument - or shorter period, as the case may be – to the net book value of the asset or financial liability. The interest rate is included in the financial result in the statement of income for the year.

e)     Returns and cancellations

Returns and cancellations are recognized when the sale is incurred. The estimates are based on the sales volumes and history of returns at each business segment. The income is accounted for net of returns and cancellations.

ii)     Cost of goods sold

The cost of goods sold comprises the acquisition cost, net of discounts and bonuses received from suppliers, variations in the inventories and logistic costs.

The bonus received from suppliers is measured based on the contracts and agreements signed with the suppliers.

The selling cost includes the cost of logistic operations managed or outsourced by the Company, comprising storage, handling and freight costs incurred until the goods are available for sale. Transportation  costs are included in the acquisition costs.

EXHIBIT 2 (Continued)

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Accounting practice

iii)    Selling expenses

Selling expenses comprise all the expenses of the stores, such as salaries, marketing, occupation, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Group operates. The main communication means used by the Group are: radio, television, newspapers and magazines, and their bonus values are recognized in the result for the year upon their realization, net of values received from suppliers, in cooperation.

iv)General and administrative expenses

General and administrative expenses correspond to indirect expenses and cost of corporate units, including purchase and supplies, IT and financial activities.

v)    Other operating expenses, net

Other operating income and expenses correspond to the effects of significant events occurred during the year, which do not fall into the definition of the other captions of the statement of income.

vi)    Financial Result

Financial expenses include substantially all the expenses generated by net debt and by the selling cost of receivables during the year, offset against capitalized interest, losses related to measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest expenses on financial commercial leasing, as well as adjustments related to discounts.

The financial income includes income from cash and cash equivalents and from judicial deposits,  and gains related to measurement of derivatives at fair value.

2.23.    Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and previous years are measured at the value expected to be reimbursed or paid to the tax authorities. The tax rates and tax laws adopted in the calculation of the tax are those in effect or substantially in effect on the balance sheet dates.

Taxation on income comprises Income Tax - Legal Entity (“IRPJ”) and Social Contribution on Net Income (“CSLL”), and is calculated under the taxable income regime (adjusted profit) at the rates applicable under the legislation in effect: 15% on taxable income and 10% surtax on annual taxable income exceeding R$ 240 thousand, for IRPJ, and 9%, for CSLL.

The deferred income and social contribution taxes are generated by temporary differences on the balance sheet dates, between the tax bases of assets and liabilities and their book values.

The deferred income and social contribution tax assets related to all deductible temporary differences and unused tax losses are recognized, as long as it is probable that there will be taxable income against which temporary differences and unused tax losses  may  be  deducted,

EXHIBIT 2 (Continued)

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Accounting practice

except when the deferred income and social contribution tax asset related to the deductible temporary difference results from the initial recognition of an asset or liability in an operation that is not a business combination and that, during the operation, does not affect the accounting profit or the tax income or tax loss.

The deferred income and social contribution tax liabilities related to all taxable temporary differences, except when the deferred tax liability results from the initial recognition of goodwill or of an asset or liability in an operation that is not a business combination and that, during the operation, does not affect the accounting profit or the tax income or tax loss.

In regard to deductible temporary differences associated to investments in subsidiaries and associated companies, the deferred income and social contribution taxes are recognized only when it is probable that the temporary differences will be reversed in a predictable future and that there will be taxable income against which to use the temporary differences.

The book value of deferred income and social contribution assets are revised on each balance sheet date and reduced as it is no longer probable that there will be sufficient taxable income to allow the use of all or part of the deferred income and social contribution taxes. The deferred income and social contribution tax assets not recognized are revalued on each balance sheet date and recognized as it  becomes probable that there will be future taxable income to allow the recovery of these assets.

The deferred income and social contribution tax assets and liabilities are measured at tax rates applicable in the year in which the asset is realized or in which the liability is settled, based on the rates (and tax laws) in effect or substantially in effect on the balance sheet dates.

Current Income and social contribution taxes

Deferred taxes related to items directly recognized in the shareholders’ equity are also recognized in the shareholders’ equity, and not in the statement of income.

The deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right  to offset the tax assets against income tax liabilities, and if deferred taxes refer to the same taxpaying entity and to the same tax authority.

Other taxes

Income from sales and services are subject to the Value-Added Tax on Sales and Services ("ICMS”) and to Service Tax ("ISS”), calculated based on the tax rates in effect in each region, and to the Social Integration Program ("PIS”) and to Social Contribution on Billings ("COFINS”), and are presented net of income from sales.

Income and expenses are recognized net of taxes, except when the sales tax on a purchase of assets or services is not recoverable with the tax authority. In this case, the sales tax is recognized as part of the acquisition cost of the asset or as part of the expense item, as the case may be.

2.24. Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the payment transferred, measured at fair value on the acquisition date, and the remaining non-controlling shareholders’ interest in the acquired company.     For   each   business  combination,  the  acquirer  measures  the  non-controlling

EXHIBIT 2 (Continued)

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Accounting practice

shareholders’ interest in the acquired company at fair value or based on the proportional interest in the identifiable net assets of the acquired company. The acquisition costs incurred are treated as expense and included in administrative expenses.

When the Company acquires a business, it evaluates the financial assets and liabilities assumed for the appropriate classification and designation under the contractual terms, economic circumstances and conditions prevailing on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

If the business combination is conducted in stages, the fair value on the date of acquisition of the interest formerly held by the acquirer in the acquired company is adjusted at fair value on the acquisition date through the result.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through the result or as change in other comprehensive results.

The goodwill is initially measured at cost, and the exceeding value between the payment transferred and the amount recognized of non-controlling shareholders’ interest in assets acquired and liabilities assumed. If such payment is lower than the fair value of the net assets of the acquired subsidiary, the difference is recognized in the result as gain on advantageous purchase.

After the initial recognition, the goodwill is measured at cost, less any possible losses on non-recovery. For purposes of test of loss of the recoverable value, the goodwill acquired in a business combination is, since the acquisition date, allocated to each one of the cash generating units of the Company which should benefit from the business combination performed, irrespective if other assets or liabilities of the acquired company will be attributed to these units.

When the goodwill is part of a cash generating unit and part of the operation within this unit is sold, the goodwill associated to the operation sold is included in the book value of the operation upon the calculation of income earned or loss incurred on the sale of the operation. This goodwill is measured based on the relative values of the operation sold and part of the cash generating unit that was  maintained.

2.25.   Recording of ownership interest at cost, derived from corporate restructurings made with related parties

The Company records at historical cost the interest derived from corporate restructurings acquired from related parties. The difference between the balance of cost and the net value acquired is recorded in the shareholders’ equity, when the transaction is made between companies under common control. These transactions do not qualify as business combination under CPC 15 R1 /IFRS 3.

2.26.    Translation of foreign currency

The financial statements are presented in Reais, which is the functional currency of the parent company. Each entity determines its functional currency and all its financial transactions are measured in that currency.

The financial statements of the subsidiaries that adopt a functional currency different from that of the  parent company are translated into reais, on the balance sheet date, in accordance with

EXHIBIT 2 (Continued)

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Accounting practice

the following criteria:

•     Assets and liabilities, including goodwill and adjustments to market value, are translated into reais at the foreign exchange rate prevailing on the balance sheet date;

•     Statement of income and statement of cash flows are translated into Reais using the average rate for the period, except if there are significant variations, in this case it is used the rate prevailing on the date of the transaction;

•     Shareholders’ equity accounts are maintained at historical balance in reais and the variation is recorded under the caption of adjustments of equity evaluation as other comprehensive results.

The differences of foreign exchange variations are directly recognized in a separate component of the shareholders’ equity. When a foreign operation is sold, the accumulated value of adjustment of foreign exchange variation in the shareholders’ equity is recorded in the result for the year.

Effects of the translation of the investment in a foreign operation are recognized in separate components of the shareholders’ equity and reclassified to the result upon write-off of the investment.

Foreign currency transactions (that is, transactions in a currency different from the functional currency of the entity) are translated into reais using the translation rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting foreign exchange variation is recorded in the financial Result. Non-monetary assets and liabilities denominated in foreign currencies are translated at the transaction rate.

2.27.      Pension plan

The pension plan, financed by payments made to insurance companies, is classified as defined contribution plan in accordance with CPC 33 R1 (IAS 19). A defined contribution plan is a pension plan in which an entity pays fixed contributions to another legal entity. The Company has no legal or constructive obligation to make additional contributions in relation to the balance of the plan assets.

Actuarial gains and losses arise from the effects of changes in actuarial assumptions and history of adjustments (differences between the results based on prior actuarial assumptions and historical data). All actuarial gains and losses of the defined benefit plan are recognized in the shareholders’ equity.

The cost of past service related to the increase in an obligation following the introduction of a new benefit plan, or change in an existing plan, is recognized in the result for the period.

Expenses related to the defined benefit plan are recognized under operating expenses (cost of service) or other financial income or expenses (net of the assets and liabilities of the plan).

Contingencies, settlement and cost of past service are recognized under operating expenses or other financial income or expenses depending on their nature. The liability recognized in the balance sheet is measured at the present value of the obligation.

EXHIBIT 2 (Continued)

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Accounting practice

2.28.      Customer’s mileage programs

They are used by the Company to provide incentives to its customers on sales of products or services. If the customer purchases products or services, the Company grants credits to them. The customer may redeem the credits at no cost, as discount in the value of products or services, on subsequent purchases.

The Company estimates the fair value of points granted according to the loyalty plan "Programa Mais” and "Clube Extra”, applying statistical techniques, considering the maturity term of the points for two years as defined in the regulation, the percentages of conversion of points into discounts, and the cost of conversion of the points which begins with the conversion of 3,000 points for R$20.00 and 750 points for R$5.00 into products under "Programa Mais” and "Clube Extra”, respectively.

The Company recognizes the points initially granted and the reversal of points expired in net income.

3.     Adoption of new pronouncements, changes and interpretations of pronouncements issued by IASB and CPC and standards published but not yet in effect

3.1.  Changes in IFRSs and the new interpretations of mandatory adoption as of the current year

In 2015, Barcelona applied amendments and new interpretations to IFRSs and CPCs issued by IASB and by CPC, whose adoption became mandatory for the accounting periods beginning on or as of January 1, 2014. The main changes to the Company are:

Standard	Description	Impact
Annual improvements to IFRSs: Cycle 2010-2012

Changes in IFRS 2 – Definitions and conditions for the vesting, Market and performance, IFRS 3 – Describe changes in the measurement of contingent considerations, IFRS 8 – Requires disclosure of management judgement for the application of aggregation concept, IFRS 13 – short term receivables and payables value measurement, IAS 16 e IAS 38 – assets revaluation and IAS 24 – Disclosure of management services entities.

The adoption of this standard did not result in a material impact.

EXHIBIT 2 (Continued)

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Accounting practice

Standard	Description	Impact
Annual improvements to IFRSs: Cycle 2011-2013

Changes to IFRS 1 – Define versions of IFRS that can be used in the first adoption, IFRS 3 – Clarify that creation of joint ventures are excluded from the scope; IFRS 13 – Clarify the exception of paragraph 52, IAS 40 – Clarify the inter-relation of IFRS 3 and IAS 40 in certain cases.

The adoption of this standard did not result in a material impact.
Changes to IAS 19 – Defined benefits plans	Clarify how contributions must be disclosed as deduction of the cost of service.	The adoption of this standard did not result in a material impact.

4.     Main accounting judgements, estimates and assumptions

The preparation of the Company’s individual financial statements requires management to make  judgements and estimates and to adopt assumptions that affect the reported amounts of income, expenses, assets and liabilities, disclosure of contingent liabilities at the end of the years, however, the uncertainties in regard to these assumptions and estimates may generate results that require significant adjustments to the book value of the asset or liability affected in future years. In the process of application of the Company’s accounting policies, management adopted the following judgements, which had the most significant effect on the values recognized in the individual financial statements:

4.1.   Commitments of financial commercial leasing - the Company as leaseholder

The Company entered into rent agreements of commercial properties of its portfolio of rented properties and based on an evaluation of the terms and conditions of the agreements, which retains the total significant risks and rewards from the ownership of these properties and it accounted for these agreements as financial commercial leasing.

Pursuant to the method disclosed in note 2.9, the Company conducted a test to verify the assets that could be non recoverable in the year ended December 31, 2015, and based on these tests, there was no need of provision.

The procedure to verify non-realization consisted in grouping operating and intangible assets (such as goodwill) directly attributable to the cash generating units - UGC (stores). The steps of the test were as follows:

•     Step 1: it was compared the book value of UGCs with a multiple of sales (35% to 40%), representing asset of transactions between retail companies. For UGCs with value of multiple lower than the book value, it was moved to a more detailed method, described in Step 3;

•     Step 2: for the selection of UGCs located in the Company’s own properties (own stores), an appraisal report was obtained,  prepared by  independent  experts  and  in  case  there still

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

•     remained the indicative of  impairment, the same procedures were used for the UGCs of third parties, described in Step 3; and

•     Step 3: it was prepared a discounted cash of the UGC, using sales growth between 6.7% and 8.0% for the next 5 years. The discount rate used was 12.5%.

For purposes of test of loss on reduction to recoverable value, the goodwill acquired through business combinations and licenses with indefinite lives was allocated to the four cash generating units, which are also operating segments that disclose information, namely Retail, Electric, Cash & Carry Wholesale and Electronic Commerce.

The recoverable value of the segments is determined through calculation based on the value in use on the basis of projections of cash from financial budgets approved by top management for the next three years. The discount rate before taxes on income applied to cash flow projections is 12.5%, and the cash flows exceeding the period of three years are extrapolated using a growth rate of 6.7%. As result of this analysis, it was not identified the need to recognize provision for reduction to the recoverable value of these assets.

4.2.   Impairment of assets

Pursuant to the method disclosed in note 2.9, the Company conducted a test to verify the assets that could be impaired in the year ended December 31, 2015, and based on these tests, there was no need of provision.

The procedure to verify non-realization consisted in grouping operating and intangible assets (such as goodwill) directly attributable to the cash generating units - UGC (stores). The steps of the test were as follows:

•     Step 1: it was compared the book value of UGCs with a multiple of sales (35% to 40%), representing asset of transactions between retail companies. For UGCs with value of multiple lower than the book value, it was moved to a more detailed method, described in Step 3;

•     Step 2: for the selection of UGCs located in the Company’s own properties (own stores), an appraisal report was obtained, prepared by independent experts and in case there still remained the indicative of  impairment, the same procedures were used for the UGCs of third parties, described in Step 3; and

•     Step 3: it was prepared a discounted cash of the UGC, using sales growth between 6.7% and 8.0% for the next 5 years. The discount rate used was 12.5%.

For purposes of test of impairment, the goodwill acquired through business combinations and licenses with indefinite lives was allocated to the four cash generating units, which are also operating segments that disclose information, namely Retail, Electric, Cash & Carry Wholesale and Electronic Commerce.

The recoverable value of the segments is determined through calculation based on the value in use on the basis of projections of cash from financial budgets approved by top management for the next three years. The discount rate before taxes on income applied to cash flow projections is 12.5%, and the cash flows exceeding the period of three years are extrapolated using a growth rate of 6.7%. As result of this analysis, it was not identified the need to recognize provision for reduction to the recoverable value of these assets.

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

4.3.   Taxes on income

In view of the nature and complexity of the businesses of the Group, the differences between the effective results and the assumptions adopted or the future changes in these assumptions, may cause future adjustments of tax income and expenses already recorded. The Company recognizes provisions, based on reasonable estimates for the taxes due. The value of these provisions is based on several factors, such as experience of prior inspections and the different interpretations of the tax regulation by the taxpaying entity and by the tax authority in charge. These differences of interpretation may refer to a wide variety of issues, depending on the conditions prevailing in the domicile of the respective entity.

The deferred income and social contribution tax assets related to all the unused tax losses and temporary differences are recognized, as long as it is probable that there will be taxable income against which tax credits may be offset. The definition of the value of deferred income and social contribution tax assets which may be recognized requires a significant level of judgement by management, based on the estimates of profit and level of future taxable income, in accordance with the strategic planning approved by the Board of Directors.

The Company’s tax losses result in a tax benefit of R$ 34 on December 31, 2015. These losses have no period of review by tax authorities, but their use, in conformity.

4.4.   Fair value of derivatives and other financial instruments

When it is not possible to be obtained in active markets, the fair value  of  financial  assets and  liabilities recorded in the financial statements is calculated according to the hierarchy established by technical pronouncement CPC 38 (IAS 39), which sets forth certain evaluation techniques, among which the discounted cash flow model. The information for these models is obtained, whenever possible, from observable markets or information, from operations and transactions comparable in the market. The judgements include examination of the information, such as liquidity risk, credit risk and volatility. Any changes in the assumptions related to these factors may affect the fair value of the financial instruments.

The fair value of financial instruments actively negotiated in organized markets is determined based on market quotations on the balance sheet dates. As to financial instruments not actively negotiated, the fair value is based on evaluation techniques defined by the Company and compatible with the usual market practices. These techniques include the use of recent market operations among independent parties, the benchmarking of the fair value of similar financial instruments, the analysis of the discounted cash flow or other evaluation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined using valuation techniques, including the discounted cash flow model. The information of these models is extracted from the market when possible. When it is not possible to obtain the information, judgement is required in the calculation of fair value. The judgement includes considerations of inputs such as: liquidity risk, credit risk and volatility. Changes in the assumptions regarding these factors may affect the fair value of the financial instruments.

4.5.   Stock-based compensation

The Company measures the costs of the transactions of employees eligible to stock-based compensation based on the fair value of equity instruments on the grant date. The estimate of the fair value of stock-based compensation operations requires a definition of the most adequate evaluation model, which depends on the terms and conditions of the grant.  This estimate also

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

requires a definition of the most adequate information for the evaluation model, including the expectation of useful life of the stock option, the volatility and the return of dividends, as well as the preparation of corresponding assumptions.

4.6.   Provision for lawsuits

The Company is party to several judicial and administrative lawsuits, and the provisions for lawsuits  are recognized for all the causes representing probable losses and which can be reasonably estimated. The evaluation of the likelihood of loss includes analysis of available evidences, the hierarchy of the laws, the available prior court decisions, the most recent court decisions and their legal relevance, the history of occurrence and values involved and the evaluation of external lawyers.

4.7.   Estimated losses on doubtful accounts

The subsidiary Via Varejo has balances receivable from installment sales (using “carnês”), whose estimate of loss on this portfolio is made in accordance with an expected percentage, which is obtained by observing the behavior of the portfolios in the last months and updated at each accounting closing.

4.8.   Recoverable taxes

The Company and its subsidiaries have balances of recoverable taxes mainly related to ICMS, ICMS Tax Substitution - ST, PIS and Cofins. These taxes will be realized based on projections of growth, operational issues and generation of debts for consumption of these credits by the companies of the Group.

EXHIBIT 3

SENDAS DISTRIBUIDORA S.A.

Balance Sheet the merger of Barcelona

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	55,622,606.93
Financial instruments	1,233,759,626.03
Trade receivables (net of bad debts)	83,621,987.44
Accounts receivable related parties	86,224,340.58
Third parties credits	42,160,321.36
Tax credits	120,841,611.82
Dividends receivable	83,433.35
Advance to suppliers	340,098,046.69
Inventory	1,482,651,448.24
Prepaid expenses	21,926,287.58

Total of current assets	3,466,989,710.02

Non-current
Accounts receivable related parties	204,912,896.04
Tax credits	12,715,647.26
Judicial deposits	77,003,240.82
Prepaid expenses	23,082,858.46
Other	3,967,715.73
Investments	156,646,050.11
Property, plant and equipment, net	2,080,585,799.02
Intangible (net of provision for impairment)	681,064,045.28

Total of non-current assets	3,239,978,252.72

TOTAL OF ASSETS	6,706,967,962.74

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITY
Current
Loans and financing	330,379,583.49
Suppliers	2,357,679,035.64
Related parties suppliers	57,848,751.81
Fiscal obligations	133,365,462.41
Labor obligations	127,575,631.11
Related parties obligations	817,006,859.77
Dividends payable	133,053,382.00
Other	128,504,261.59
Anticipated revenues	35,907,278.12
Milage program	2,132,946.53

Total of current liability	4,123,453,192.47

Non-current
Loans and financing	300,508,336.52
Contingent laibilities	158,565,513.42
Other	3,232,220.35
Tax obligations	2,050,296.46
Hedge instruments	1,404,795.43

Total of non-current laibility	465,761,162.18

TOTAL OF LIABILITIES	4,589,214,354.65

SHAREHOLDERS' EQUITY	2,117,753,608.09

TOTAL OS LIABILITY AND SHAREHOLDERS' EQUITY	6,706,967,962.74

EXHIBIT 4

SENDAS DISTRIBUIDORA S.A.

Balances between companies to be cancelled during the merger

(amounts in Brazilian reais)

Sendas e CBD	Assets	Liabilities

Accounts receivable related parties
Accounts receivable CBD	40.105.619,71	-
Liabilities with related parties
Suppliers related parties	-	54.672.760,80
Related parties’ obligations	-	581.214.386,31

	40.105.619,71	635.887.147,11

Barcelona and CBD

Accounts receivable related parties
Accounts receivable CBD	7.782.512,30	-
Suppliers’ related parties	-	590.653,78
Dividends payable	-	84.538.481,57
Related parties’ obligations	-	27.037.116,56

	7.782.512,30	112.166.251,91

CBD and Sendas

Credits with related parties
Accounts payable for goods	54.672.760,80	-
Other	581.214.386,31	-
Related parties’ obligations	-	40.105.619,71

	635.887.147,11	40.105.619,71

CBD and Barcelona

Accounts receivable with related parties	590.653,78
Dividends receivable	84.538.481,57
Credits with related parties	27.037.116,56
Suppliers related parties	-	7.782.512,30

	112.166.251,91	7.782.512,30

	795.941.531,03	795.941.531,03

EXHIBIT 5

SENDAS DISTRIBUIDORA S.A.

Net Assets to be spun-off

(amounts in Brazilian reais)

ATIVO
Circulante
Caixa e equivalentes de caixa	18,898,980.72
Instrumentos financeiros	230,000,000.00
Clientes (líquido de PDD)	27,270,947.68
Contas a receber de partes relacionadas	84,792,813.47
Créditos de terceiros	30,559,420.24
Impostos a recuperar	44,530,735.45
Dividendos a receber	83,433.35
Adiantamentos a fornecedores	104,714,823.73
Estoques	475,407,363.80
Despesas antecipadas	4,411,754.12

Total do ativo circulante	1,020,670,272.56

Não circulante
Créditos com partes relacionadas	787,977.96
Impostos a recuperar	21,331,417.68
Imobilizado líquido	583,222,318.71

Total do ativo não circulante	605,341,714.35

TOTAL DO ATIVO	1,626,011,986.91

PASSIVO E PATRIMÔNIO LÍQUIDO
PASSIVO
Circulante
Empréstimos e financiamentos	1,347,837.21
Fornecedores	792,622,036.10
Fornecedores partes relacionadas	55,228,190.93
Obrigações fiscais	45,234,043.51
Obrigações trabalhistas	33,421,071.39
Obrigações com partes relacionadas	651,898,737.28
Outras obrigações	28,720,313.22
Programa de fidelização	2,132,946.53

Total do passivo circulante	1,610,605,176.17

Não circulante
Empréstimos e financiamentos	4,955,247.05
Outras contas a pagar	3,232,220.35

Total do passivo não circulante	8,187,467.40

TOTAL DO PASSIVO	1,618,792,643.57

PATRIMÕNIO LÍQUIDO	7,219,343.34

TOTAL DO PASIVO E PATRIMÔNIO LÍQUIDO	1,626,011,986.91

EXHIBIT 6

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance sheet as at December 31, 2015

(amounts in Brazilian reais)

EXHIBIT 6

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance sheet as at December 31, 2015

(amounts in Brazilian reais)
ATIVO
Circulante
Caixa e equivalentes de caixa	170,910,968.36
Instrumentos financeiros	2,075,589,660.37
Clientes (líquido de PDD)	209,314,138.02
Contas a receber de partes relacionadas	58,675,369.82
Créditos de terceiros	192,428,869.57
Impostos a recuperar	425,929,025.18
Dividendos a receber	115,927,490.31
Adiantamentos a fornecedores	567,823,307.60
Bens disponiveis para venda	2,418,183.40
Estoques	2,828,337,217.53
Despesas antecipadas	74,045,160.20

Total do ativo circulante	6,721,399,390.36

Não circulante
Créditos com partes relacionadas	1,113,738,766.13
Impostos a recuperar	571,161,787.43
Depósitos judiciais	411,103,710.21
Despesas antecipadas	18,737,265.68
Outros créditos	110,460,245.58
Investimentos	5,257,488,623.49
Imobilizado líquido	7,139,882,954.82
Intangível (líquido da provisão para perdas e amortização)	729,479,436.24

Total do ativo não circulante	15,352,052,789.58

TOTAL DO ATIVO	22,073,452,179.94

PASSIVO E PATRIMÔNIO LÍQUIDO
PASSIVO
Circulante
Empréstimos e financiamentos	646,563,580.49
Fornecedores	4,586,596,993.51
Fornecedores partes relacionadas	70,243,518.09
Obrigações fiscais	148,961,140.87
Obrigações trabalhistas	372,511,410.43
Obrigações com partes relacionadas	324,592,610.19
Dividendos a pagar	1,281,050.03
Outras obrigações	492,209,479.53
Receita antecipada	27,660,358.67
Programa de fidelização	27,431,632.21
Provião para perda em investimentos	143,777,006.33

Total do passivo circulante	6,841,828,780.35

Não circulante
Empréstimos e financiamentos	3,467,057,286.86
Impostos parcelados	572,181,657.87
Provisão para contingências	490,069,395.03
Outras contas a pagar	13,709,115.15
Obrigações fiscais	40,375,718.93
Receitas antecipadas	32,019,216.79
Instrumentos financeiros de hedge	22,024,663.13

Total do passivo não circulante	4,637,437,053.76

TOTAL DO PASSIVO	11,479,265,834.11

PATRIMÕNIO LÍQUIDO	10,594,186,345.83

TOTAL DO PASIVO E PATRIMÔNIO LÍQUIDO	22,073,452,179.94

EXHIBIT 7

SENDAS DISGTRIBUIDORA S.A.

Balance sheet after the spin-off

(amounts in Brazilian reais)

	SENDAS after
	merging	Spun-off portion	SENDAS after
	Barcelona		spin-off
ASSETS
Current
Cash and cash equivalents	55,622,606.93	18,898,980.72	36,723,626.21
Financial instruments	1,233,759,626.03	230,000,000.00	1,003,759,626.03
Trade receivables (net of bad debts)	83,621,987.44	27,270,947.68	56,351,039.76
Accounts receivable related parties	86,224,340.58	84,792,813.47	1,431,527.11
Third parties credits	42,160,321.36	30,559,420.24	11,600,901.12
Tax credits	120,841,611.82	44,530,735.45	76,310,876.37
Dividends receivable	83,433.35	83,433.35	-
Advance to suppliers	340,098,046.69	104,714,823.73	235,383,222.96
Inventory	1,482,651,448.24	-	1,482,651,448.24
Assets available for sale	-	475,407,363.80	(475,407,363.80)
Prepaid expenses	21,926,287.58	4,411,754.12	17,514,533.46

Total of current assets	3,466,989,710.02	1,020,670,272.56	2,446,319,437.46

Non-current
Accounts receivable related parties	204,912,896.04	787,977.96	204,124,918.08
Tax credits	12,715,647.26	21,331,417.68	(8,615,770.42)
Judicial deposits	77,003,240.82	-	77,003,240.82
Prepaid expenses	23,082,858.46	-	23,082,858.46
Other	3,967,715.73	-	3,967,715.73
Investments	156,646,050.11	-	156,646,050.11
Property, plant and equipment, net	2,080,585,799.02	583,222,318.71	1,497,363,480.31
Intangible (net of provision for impairment)	681,064,045.28	-	681,064,045.28

Total of non-current assets	3,239,978,252.72	605,341,714.35	2,634,636,538.37

TOTAL OF ASSETS	6,706,967,962.74	1,626,011,986.91	5,080,955,975.83

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITY
Current
Loans and financing	330,379,583.49	1,347,837.21	329,031,746.28
Suppliers	2,357,679,035.64	792,622,036.10	1,565,056,999.54
Related parties suppliers	57,848,751.81	55,228,190.93	2,620,560.88
Fiscal obligations	133,365,462.41	45,234,043.51	88,131,418.90
Labor obligations	127,575,631.11	33,421,071.39	94,154,559.72
Related parties obligations	817,006,859.77	651,898,737.28	165,108,122.49
Dividends payable	133,053,382.00	-	133,053,382.00
Other	128,504,261.59	28,720,313.22	99,783,948.37
Anticipated revenues	35,907,278.12	-	35,907,278.12
Milage program	2,132,946.53	2,132,946.53	-

Total of current liability	4,123,453,192.47	1,610,605,176.17	2,512,848,016.30

Non-current
Loans and financing	300,508,336.52	4,955,247.05	295,553,089.47
Contingent laibilities	158,565,513.42	-	158,565,513.42
Other	3,232,220.35	3,232,220.35	-
Tax obligations	2,050,296.46	-	2,050,296.46
Hedge instruments	1,404,795.43	-	1,404,795.43
Total of non-current laibility
	465,761,162.18	8,187,467.40	457,573,694.78
TOTAL OF LIABILITIES
	4,589,214,354.65	1,618,792,643.57	2,970,421,711.08
SHAREHOLDERS' EQUITY
	2,117,753,608.09	7,219,343.34	2,110,534,264.75

TOTAL OF LIABILITY AND SHAREHOLDERS' EQUITY	6,706,967,962.74	1,626,011,986.91	5,080,955,975.83

EXHIBIT 8

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance sheet after the merger

(amounts in Brazilian reais)

				Exclusion
						CBD after the
	CBD	Merged net asset	Balance	Debit	Credit	merger
ASSETS
Current
Cash and cash equivalents	170,910,968.36	18,898,980.72	189,809,949.08			189,809,949.08
Financial instruments	2,075,589,660.37	230,000,000.00	2,305,589,660.37			2,305,589,660.37
Trade receivables (net of bad debts)	209,314,138.02	27,270,947.68	236,585,085.70			236,585,085.70
Accounts receivable related parties	58,675,369.82	84,792,813.47	143,468,183.29		48,478,785.79	94,989,397.50
Third parties credits	192,428,869.57	30,559,420.24	222,988,289.81			222,988,289.81
Tax credits	376,747,439.85	44,530,735.45	421,278,175.30			421,278,175.30
Dividends receivable	115,927,490.31	83,433.35	116,010,923.66		84,538,481.57	31,472,442.09
Advance to suppliers	567,823,307.60	104,714,823.73	672,538,131.33			672,538,131.33
Inventory	2,418,183.40	-	2,418,183.40			2,418,183.40
Assets available for sale	2,828,337,217.53	475,407,363.80	3,303,744,581.33			3,303,744,581.33
Prepaid expenses	74,045,160.20	4,411,754.12	78,456,914.32			78,456,914.32

Total of current assets	6,672,217,805.03	1,020,670,272.56	7,692,888,077.59			7,559,870,810.23

Non-current
Accounts receivable related parties	1,113,738,766.13	787,977.96	1,114,526,744.09		662,924,263.67	451,602,480.42
Tax credits	620,343,372.76	21,331,417.68	641,674,790.44			641,674,790.44
Judicial deposits	411,103,710.21	-	411,103,710.21			411,103,710.21
Prepaid expenses	18,737,265.68	-	18,737,265.68			18,737,265.68
Other	110,460,245.58	-	110,460,245.58			110,460,245.58
Investments	5,257,488,623.49	(7,219,343.34)	5,250,269,280.15			5,250,269,280.15
Property, plant and equipment, net	7,139,882,954.82	583,222,318.71	7,723,105,273.53			7,723,105,273.53
Intangible (net of provision for impairment)	729,479,436.24	-	729,479,436.24			729,479,436.24

Total of non-current assets	15,401,234,374.91	598,122,371.01	15,999,356,745.92			15,336,432,482.25

TOTAL OF ASSETS	22,073,452,179.94	1,618,792,643.57	23,692,244,823.51			22,896,303,292.48

EXHIBIT 8 (continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance sheet after the merger

	(amounts in Brazilian reais)

				Exclusions
						CBD after the
	CBD	Merged net asset	Balance	Debit	Credit	merger
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITY
Current
Loans and financing	646,563,580.49	1,347,837.21	647,911,417.70			647,911,417.70
Suppliers	4,586,596,993.51	792,622,036.10	5,379,219,029.61			5,379,219,029.61
Related parties suppliers	70,243,518.09	55,228,190.93	125,471,709.02	8,373,166.08		117,098,542.94
Fiscal obligations	148,961,140.87	45,234,043.51	194,195,184.38			194,195,184.38
Labor obligations	372,511,410.43	33,421,071.39	405,932,481.82			405,932,481.82
Related parties obligations	324,592,610.19	651,898,737.28	976,491,347.47	703,029,883.38		273,461,464.09
Dividends payable	1,281,050.03	-	1,281,050.03	84,538,481.57		(83,257,431.54)
Other	492,209,479.53	28,720,313.22	520,929,792.75			520,929,792.75
Anticipated revenues	27,660,358.67	-	27,660,358.67			27,660,358.67
Milage program	27,431,632.21	2,132,946.53	29,564,578.74			29,564,578.74
Allowance for impairment of investments	143,777,006.33	-	143,777,006.33			143,777,006.33

Total of current liability	6,841,828,780.35	1,610,605,176.17	8,452,433,956.52			7,656,492,425.49

Non-current
Loans and financing	3,467,057,286.86	4,955,247.05	3,472,012,533.91			3,472,012,533.91
Installment agreement for tax pay	572,181,657.87	-	572,181,657.87			572,181,657.87
Contingent laibilities	490,069,395.03	-	490,069,395.03			490,069,395.03
Other	13,709,115.15	3,232,220.35	16,941,335.50			16,941,335.50
Tax obligations	40,375,718.93	-	40,375,718.93			40,375,718.93
Anticipated revenue	32,019,216.79	-	32,019,216.79			32,019,216.79
Hedge instruments	22,024,663.13	-	22,024,663.13			22,024,663.13

Total of non-current laibility	4,637,437,053.76	8,187,467.40	4,645,624,521.16			4,645,624,521.16

TOTAL OF LIABILITIES	11,479,265,834.11	1,618,792,643.57	13,098,058,477.68			12,302,116,946.65

SHAREHOLDERS' EQUITY	10,594,186,345.83		10,594,186,345.83			10,594,186,345.83

TOTAL OF LIABILITY AND SHAREHOLDERS' EQUITY	22,073,452,179.94	1,618,792,643.57	23,692,244,823.51	795,941,531.03	795,941,531.03	22,896,303,292.48

EXHIBIT 4.12(v) to the Spin-Off Protocol
Agreements between Sendas and CBD that shall be settled by equity merger

CONTRATO	LENDER	BORROWER	EXECUTION DATE	AMOUNT	NOTE
Loan Agreement	Companhia Brasileira de Distribuição (successor of Sé Supermercados Ltda. by merger)	Sendas Distribuidora S.A.	06/23/2008	Principal Amount: R$ 232,512,194.98
1st Amendment to Annex I – Installment No. 01 of Loan Agreement executed between Sé and Sendas Distribuidora S.A. on 06/23/2008	Companhia Brasileira de Distribuição (successor of Sé Supermercados Ltda. by merger)	Sendas Distribuidora S.A.	12/22/2008	Principal Amount: R$ 232,512,194.98	Guarantee: Promissory Note No. 01 in the amount of R$ 232,512,194.98 issued by Sendas Distribuidora S.A. on 04/30/2008, with demand maturity.
2nd Amendment to Annex I – Installment No. 01 of Loan Agreement executed between Sé and Sendas Distribuidora S.A. on 06/23/2008	Companhia Brasileira de Distribuição (successor of Sé Supermercados Ltda. by merger)	Sendas Distribuidora S.A.	12/22/2008	Principal Amount: R$ 232,512,194.98 Outstanding Amount: R$ 363,695,822.11	Guarantee: Promissory Note No. 01 in the amount of R$ 232,512,194.98 issued by Sendas Distribuidora S.A. on 04/30/2008, with demand maturity.

ANNEX II TO THE MINUTES OF THE ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 27TH, 2016

Restated By-Laws

“COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) No. 47.508.411/0001-56

NIRE (Company Registration with the State Registry of Commerce) No. 35.300.089.901

Authorized-Capital Publicly-Held Company

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these Bylaws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) use of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) lease and sublease of its own or third-party furnishings;

v) provision of management services;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) Agency, brokerage or intermediation of coupons and tickets;

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general;

z) Provision of services in connection with parking lot, stay and the safeguard of vehicles; and

aa) The import of beverages, wines and vinegars.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is R$ 6,806,474,936.95 (six billion eight hundred six million four hundred seventy-four thousand nine hundred thirty-six Brazilian Reais and ninety-five cents), fully paid in and divided into two hundred 265,711,970 (two hundred sixty-five million seven hundred eleven thousand nine hundred and seventy) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one) are common shares and 166,032,119 (one hundred sixty-six million thirty-two thousand one hundred and nineteen) are preferred shares

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common shares entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these Bylaws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these Bylaws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company bylaws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, which shareholders may attend in person or appoint and constitute their representatives under the provisions of the Law, in order to resolve on matters of the interest of the Company

ARTICLE 9 – The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by the Board of Directors Vice-Chairman or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

I. the amendment to the Company's Bylaws;

II. the appointment and removal of members of the Company's Board of Directors at any time;

III. the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;

IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX. the approval of the accounts of the liquidator(s);

X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI. the approval or the amendment of the annual operating plan; and

XII. the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13-The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the Shareholders' Meeting.

First Paragraph – The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Second Paragraph - In the event of absence or impediment of the Chairman of the Board of Directors, he shall be replaced by the Vice-Chairman of the Board of Directors. In the event of vacancy of the Chairman position, the Vice-Chairman shall automatically take such position and call a Shareholders’ Meeting within fifteen (15) days from the date of said vacancy, for the appointment of a new Chairman of the Board of Directors on a permanent basis, until the end of the relevant term of office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by the Vice-Chairman of the Board of Directors.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

h) issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these Bylaws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to fifteen per cent (15%) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

q) the approval of any change in the Company's dividend policy;

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II

Management’s Auxiliary Bodies

ARTICLE 19 – The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, of which two (2), at least, shall be external and independent members (“External Members”), subject to the provisions of Article 21 and the Chapter V of these Bylaws.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Second Paragraph - The External Members of the Audit Committee shall fulfill the following prerequisites:

a) not be a member of the Board of Directors of the Company or of its controlled companies; and

b) have knowledge or experience in auditing, controls, accounting, taxation or the rules applicable to publicly-held companies, as concerns the adequate preparation of their financial statements.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) Review the quarterly financial information and the periodic financial statements prepared by the Company;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the managers.

Section III

Executive Board

ARTICLE 23 - The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these bylaws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Board shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

I - manage the Company’s business and ensure compliance with these bylaws;

II – ensure that the Company’s purpose is duly performed;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call and install the meetings of the Executive Board;

d) coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these bylaws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present bylaws shall come into effect as of the date of its approval by the General Shareholders Meeting.”

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 28, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.